                            Quarterly Report 2Q 2005

(GERDAU AMERISTEEL(TM) LOGO)

Vision, Mission and Values

VISION

To be recognized as the most successful company in the steel industry.

MISSION

To create value for our customers, employees, shareholders and communities through the engagement of people and excellence of operations.

VALUES

-    Safety

-    Integrity

-    Customer Driven Culture

-    Investment in People, Processes, and Technology

-    Engaged Employees

-    Open Communication

-    Community and Environmental Awareness

-    Profitability

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

In this discussion, "Gerdau Ameristeel" and the "Company" refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures. This report contains forward-looking information with respect to the Company's operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management's Discussion and Analysis section of Gerdau Ameristeel's 2004 Annual Report. The Company's financial results are presented in United States dollars and in accordance with United States generally accepted accounting principles ("GAAP").

OVERVIEW

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 8.4 million tons of mill finished steel products. Through a vertically integrated network of 15 minimills (including one 50%- owned minimill), 16 scrap recycling facilities and 42 downstream operations (including two 50% owned joint ventures), the Company primarily serves customers in the eastern two-thirds of North America. The Company's products are generally sold to steel service centers, to steel fabricators, or directly to original equipment manufacturers, for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. Over 90% of the raw material feed for the minimill operations is recycled steel scrap, making Gerdau Ameristeel the second largest steel recycler in North America.

BUSINESS UNIT SEGMENTS

Gerdau Ameristeel is organized with two business unit segments: mills and downstream. The mills segment consists of eleven minimills in the United States and three in Canada. This segment manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod. The mills segment also produces rebar, merchant, rod and special bar quality (SBQ) products used by the downstream segment and transfers these products at an arms-length, market price to the downstream segment. The downstream segment is secondary value-added steel businesses and consists of rebar fabrication, railroad spikes, cold drawn products, super light beam processing, elevator guide rails, grinding balls, wire mesh and collated nails.

RESULTS OF OPERATIONS

THREE MONTHS ENDED JUNE 30, 2005, COMPARED TO THREE MONTHS ENDED JUNE 30, 2004

The following tables summarize the results of Gerdau Ameristeel for the three months ended June 30, 2005 and the three months ended June 30, 2004.

(US$ IN THOUSANDS)

                                              THREE MONTHS ENDED   THREE MONTHS ENDED
                                              ------------------   ------------------    % OF SALES
                                               JUNE 30,    % OF     JUNE 30,     % OF     INCREASE    $ INCREASE
                                                 2005      SALES      2004      SALES    (DECREASE)   (DECREASE)
                                              ----------   -----   ----------   -----    ----------   ----------
Finished Steel Shipments (Tons)
Rebar                                            369,508              326,292
Merchant/Special Sections                        753,562              541,924
Rod                                              165,247              200,172
Fabricated Steel                                 280,589              204,269
                                              ----------           ----------
   Total                                       1,568,906            1,272,657

Net sales                                     $  961,076    100%   $  733,774   100.0%                 $227,302
Operating expenses
   Cost of sales                                 805,960   83.9%      556,288    75.8%       8.1%       249,672
   Selling and administrative                     25,106    2.6%       22,779     3.1%      (0.5)%        2,327
   Depreciation                                   25,171    2.6%       18,973     2.6%       0.0%         6,198
   Other operating expense (income)                2,022    0.2%         (510)   (0.1)%      0.3%         2,532
                                              ----------   ----    ----------   -----      -----       --------
                                                 858,259   89.3%      597,530    81.4%       7.9%       260,729
Income from operations                           102,817   10.7%      136,244    18.6%      (7.9)%      (33,427)
Earnings from joint ventures                      23,406    2.4%       36,184     4.9%      (2.5)%      (12,778)
                                              ----------   ----    ----------   -----      -----       --------
Income before other expenses & income taxes      126,223   13.1%      172,428    23.5%     (10.4)%      (46,205)

Other expenses
   Interest, net                                  15,915    1.7%       10,039     1.4%       0.3%         5,876
   Foreign exchange (gain) loss                   (1,165)  (0.1)%         418     0.1%      (0.2)%       (1,583)
   Amortization of deferred financing costs          646    0.1%          626     0.1%       0.0%            20
                                              ----------   ----    ----------   -----      -----       --------
                                                  15,396    1.7%       11,083     1.6%       0.1%         4,313
Income before income taxes                       110,827   11.4%      161,345    21.9%     (10.5)%      (50,518)
Income tax expense                                36,502    3.8%       55,879     7.6%      (3.8)%      (19,377)
                                              ----------   ----    ----------   -----      -----       --------
Net income                                    $   74,325    7.6%   $  105,466    14.3%      (6.7)%     $(31,141)
                                              ==========   ====    ==========   =====      =====       ========
Earnings per common share - basic             $     0.24           $     0.48
Earnings per common share - diluted           $     0.24           $     0.48

                                          THREE MONTHS ENDED
                                         -------------------
                                         JUNE 30,   JUNE 30,   $ INCREASE   % INCREASE
                                           2005       2004     (DECREASE)   (DECREASE)
                                         --------   --------   ----------   ----------
Weighted Average Selling Price ($/ton)
   Mill external shipments                $515.44    $499.71     $ 15.73        3.1%
   Fabricated steel shipments              707.81     565.63      142.18       25.1%

Scrap charged - $/ton                      171.75     162.32        9.43        5.8%

Metal Spread ($/ton)
Mill external shipments                    343.69     337.39        6.30        1.9%

Mill manufacturing cost                    231.49     191.67       39.82       20.8%

Net sales: Finished tons shipped for the three months ended June 30, 2005 increased 296,249 tons, or 23.3%, compared to the three months ended June 30, 2004. On November 1, 2004, the Company acquired four North Star Steel ("North Star") mills and three downstream facilities from Cargill. Shipments for the acquired North Star locations were 338,480 tons for the second quarter of 2005. Excluding the North Star shipments, tons decreased 42,231 for the three months ended June 30, 2005 as compared to June 30, 2004 primarily as a result of a weakness in the wire rod market. Demand for wire rod has decreased as a result of high inventory levels at our customers and higher levels of imported rod into the North American market. Average mill finished goods selling prices were $515 per ton for the three months ended June 30, 2005, up approximately $16 per ton or 3.1% from the average selling prices for the three months ended June 30, 2004. After realizing price increases throughout 2004 and into the first quarter of 2005, prices decreased slightly in the most recent quarter. Recent declines in selling prices have been in reaction to fluctuating demand from customers and declining scrap cost over recent months. Scrap raw material costs increased 5.8% to $172 per ton for the three months ended June 30, 2005, compared to $162 per ton for the three months ended June 30, 2004. Resurgence in domestic steel capacity utilization, fluctuating demand for scrap materials from China and declines in global scrap supply continue to create volatility in scrap prices.

Cost of sales: Cost of sales as a percentage of net sales increased 8.1% for the three months ended June 30, 2005 when compared to the three months ended June 30, 2004. The increase in the second quarter of 2005 is primarily attributable to the flow through effect of higher scrap costs. In 2004, in an environment of increasing selling prices and scrap costs, the selling prices were increasing in advance of the higher scrap cost flowing through cost of sales on shipments to our customers. In the three months ended June 30, 2005, margins were squeezed as a result of an environment of decreasing prices and scrap costs in which selling prices decreased before lower scrap costs flowed through production costs into inventory and cost of sales.

Selling and administrative: Selling and administrative expenses for the three months ended June 30, 2005 increased $2.3 million compared to the three months ended June 30, 2004. Due to a decrease in the price of the Company's common shares since March 31, 2005, selling and administrative expenses for the three months ended June 30, 2005 includes a $9.5 million expense reversal versus a $1.7 million expense in the three months ended June 30, 2004 due to marking-to-market outstanding stock appreciation rights (SARs) and other expenses associated with equity based compensation held by employees. The current quarter period also includes a $3.0 million incentive provided as part of the announced senior management succession plan. Excluding these items, other selling and administrative expenses increased $5.9 million for the three months ended June 30, 2005 when compared to the three months ended June 30, 2004. The increase is due to increased professional service fees and increased salaries and benefits primarily due to an increase in headcount resulting from the acquisition of the North Star assets.

Depreciation: Depreciation expense for the three months ended June 30, 2005 increased $6.2 million when compared to the three months ended June 30, 2004. The increase in depreciation for the three months ended June 30, 2005 reflects $2.1 million of depreciation of the North Star assets and normal increases in depreciation expense from routine equipment additions placed in service over the last twelve months.

Other operating expense/income: Other operating expense for the three months ended June 30, 2005 of $2.0 million was primarily the fixed costs associated with the idled Beaumont, Texas steel mill facility. On May 26, 2005, the Company ceased operations at this facility to encourage the United Steelworkers of America (USWA) labor union to act on the Company's "last, best and final" agreement offer presented to the union committee in May, 2005. The Company and its workforce had been working without a labor agreement since March 31, 2005, and have been negotiating since January, 2005. Other operating income for the three months ended June 30, 2004 was approximately $0.5 million.

Income from operations: As a percent of net sales, operating income for the second quarter of 2005 was 10.7% compared to the operating income of 18.6% for the second quarter of 2004. Metal spread, the difference between mill selling prices and scrap raw material cost, increased $6 per ton for the three months ended June 30, 2005 compared to the three months ended June 30, 2004, however this measure compares the current selling prices with the current price of scrap charged to the operations and does not consider the timing effect of the scrap costs for product sold. Due to the 1-2 months of finished product inventory that the Company maintains, selling prices decreased more quickly than the cost of the steel sold in the quarter ended June 30, 2005. In addition, mill manufacturing costs increased $40 per ton over the same period of 2004 primarily as a result of higher energy, alloys and yield costs associated with the higher scrap costs.

Earnings from joint ventures: Earnings from the Company's 50% joint ventures were $23.4 million for the three months ended June 30, 2005 compared to $36.2 million for the three months ended June 30, 2004. The decrease in joint venture earnings in the second quarter 2005 compared to second quarter 2004 is due to a decrease in metal spread. While average selling prices were flat compared to the second quarter of 2004, scrap costs increased approximately 42%.

Interest expense and other expense on debt: Interest expense and other expense on debt, primarily amortized deferred financing costs, increased $5.9 million for the three months ended June 30, 2005 compared to the three months ended June 30, 2004. The net increase in expense for the three months ended June 30, 2005 reflects an unfavorable effect of marking-to-market on interest rate swaps of $2.3 million as compared to a favorable effect of $4.5 million for the three months ended June 30, 2004. This was partially offset by lower interest expense on reduced debt levels.

Income taxes: Statutory income tax rates in the United States (including federal and state) and Canada (including federal and provincial) are approximately 39% and 34%, respectively, for the three months ended June 30, 2005 and 2004. Through effective tax planning, for the three months ended June 30, 2005, the Company reduced its overall effective tax rate to approximately 33% of pre tax income compared to approximately 35% of pre tax income for the three months ended June 30, 2004.

Segments: Gerdau Ameristeel is organized with two business unit segments, mills and downstream.

Mills segment sales increased to $986.8 million for three months ended June 30, 2005 from $741.0 million for the three months ended June 30, 2004. The North Star mills contributed $193.5 million to sales for the three months ended June 30, 2005. Mills segment sales include sales to the downstream segment of $243.8 million and $143.2 million for the three months ended June 30, 2005 and 2004, respectively. Mills segment operating income for three months ended June 30, 2005 was $95.1 million compared to an operating income of $138.1 million for the three months ended June 30, 2004, a decrease of $43.0 million. The decrease in operating income in the second quarter of 2005 is primarily the result of the flow through effect of high cost inventory described above.

Downstream segment sales increased to $218.1 million for the three months ended June 30, 2005 from $136.0 million for the three months ended June 30, 2004. The North Star downstream operations contributed $41.7 million and the Gate City/RJ Rebar fabricating facilities contributed $15.2 million in sales revenue for the three months ended June 30, 2005. Downstream segment operating income for the three months ended June 30, 2005 was $14.0 million and June 30, 2004 was $10.9 million.

See "Note 12" to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the three months ended June 30, 2005 and 2004 - "Segment information" for a reconciliation of segment sales and income to consolidated results.

EBITDA: EBITDA is earnings before interest, taxes, depreciation and amortization and includes cash distributions from joint ventures, but excludes earnings from joint ventures. Management believes EBITDA, a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows. Reconciliation to net income is shown below:

                                              FOR THE THREE
                                               MONTHS ENDED
                                           -------------------
                                           June 30,   June 30,
                                             2005       2004
                                           --------   --------
($000s)
   Net income                              $ 74,325   $105,466
   Income tax expense                        36,502     55,879
   Interest and other expense on debt        15,915     10,039
   Depreciation and amortization             25,817     19,599
   Earnings from joint ventures             (23,406)   (36,184)
   Cash distribution from joint ventures     30,000     14,000
                                           --------   --------
   EBITDA                                  $159,153   $168,799
                                           ========   ========

SIX MONTHS ENDED JUNE 30, 2005, COMPARED TO SIX MONTHS ENDED JUNE 30, 2004

The following tables summarize the results of Gerdau Ameristeel for the six months ended June 30, 2005 and the six months ended June 30, 2004.

(US$ IN THOUSANDS)

                                               SIX MONTHS ENDED       SIX MONTHS ENDED
                                              ------------------    -------------------    % OF SALES
                                               JUNE 30,     % OF     JUNE 30,      % OF     INCREASE    $ INCREASE
                                                 2005      SALES       2004       SALES    (DECREASE)   (DECREASE)
                                              ----------   -----    ----------    -----    ----------   ----------
Finished Steel Shipments (Tons)
Rebar                                            718,436               698,220
Merchant/Special Sections                      1,513,883             1,144,321
Rod                                              391,050               397,270
Fabricated Steel                                 531,729               365,822
                                              ----------            ----------
   Total                                       3,155,098             2,605,633

Net sales                                     $1,963,613   100.0%   $1,352,727    100.0%                 $610,886

Operating expenses
   Cost of sales                               1,662,973    84.7%    1,097,545     81.1%      3.6%        565,428
   Selling and administrative                     51,184     2.6%       43,819      3.2%     (0.6)%         7,365
   Depreciation                                   50,693     2.6%       37,887      2.8%     (0.2)%        12,806
   Other operating income                          1,414     0.1%       (1,471)    (0.1)%     0.2%          2,885
                                              ----------   -----    ----------    -----      ----        --------
                                               1,766,264    90.0%    1,177,780     87.0%      3.0%        588,484
Income from operations                           197,349    10.0%      174,947     13.0%     (3.0)%        22,402
Earnings from joint ventures                      55,084     2.8%       45,695      3.4%     (0.6)%         9,389
                                              ----------   -----    ----------    -----      ----        --------
Income before other expenses & income taxes      252,433    12.8%      220,642     16.4%     (3.6)%        31,791
Other expenses
   Interest, net                                  27,371     1.4%       28,059      2.1%     (0.7)%          (688)
   Foreign exchange (gain) loss                   (2,250)   (0.1)%         675      0.0%     (0.1)%        (2,925)
   Amortization of deferred financing costs        1,293     0.1%        1,248      0.1%     (0.0)%            45
                                              ----------   -----    ----------    -----      ----        --------
                                                  26,414     1.4%       29,982      2.2%     (0.8)%        (3,568)

Income before income taxes                       226,019    11.4%      190,660     14.2%     (2.8)%        35,359
Income tax expense                                73,122     3.7%       63,689      4.7%     (1.0)%         9,433
                                              ----------   -----    ----------    -----      ----        --------
Net income                                    $  152,897     7.7%   $  126,971      9.5%     (1.8)%      $ 25,926
                                              ==========   =====    ==========    =====      ====        ========
Earnings per common share - basic             $     0.50            $     0.61
Earnings per common share - diluted           $     0.50            $     0.60

                                           SIX MONTHS ENDED
                                         -------------------
                                         JUNE 30,   JUNE 30,   $ INCREASE   % INCREASE
                                           2005       2004     (DECREASE)   (DECREASE)
                                         --------   --------   ----------   ----------
Weighted Average Selling Price ($/ton)
   Mill external shipments               $526.05     $444.80     $ 81.25       18.3%
   Fabricated steel shipments             709.35      533.91      175.44       32.9%

Scrap charged - $/ton                     182.95      167.84       15.11        9.0%

Metal Spread ($/ton)
Mill external shipments                   343.10      276.96       66.14       23.9%

Mill manufacturing cost                   234.54      191.66       42.88       22.4%

Net sales: Finished tons shipped for the six months ended June 30, 2005 increased 549,465 tons, or 21.1%, compared to the six months ended June 30, 2004. Shipments for the acquired North Star locations were 762,272 tons for the six months ended June 30, 2005. Excluding the North Star shipments, tons decreased 212,807 for the six months ended June 30, 2005 as compared to June 30, 2004. This decrease in shipments for the six months ended June 30, 2005 is primarily attributed to weakened demand for wire rod. Demand for wire rod has decreased as a result of high inventory levels at our customers and higher levels of imported rod into the North American market. Demand and shipments for rebar and merchant products remain relatively strong. Average mill finished goods selling prices were $526 per ton for the six months ended June 30, 2005, up approximately $81 per ton or 18.3% from the average selling prices for the six months ended June 30, 2004. The increase in selling prices is the result of price increases in 2004 and 2005 in conjunction with the rise in scrap and other raw materials costs. Scrap raw material costs increased 9.0% to $183 per ton for the six months ended June 30, 2005, compared to $168 per ton for the six months ended June 30, 2004. Resurgence in domestic steel capacity utilization, fluctuating demand for scrap materials from China and declines in global scrap supply continue to create volatility in scrap prices.

Cost of sales: Cost of sales as a percentage of net sales increased 3.6% for the six months ended June 30, 2005 when compared to the six months ended June 30, 2004. This increase is primarily attributable to the flow through effect of higher scrap costs. In 2004, during an environment of increasing selling prices and scrap costs, the selling prices were increasing in advance of the higher scrap cost flowing through cost of sales on shipments to our customers. In the six months ended June 30, 2005, margins were squeezed as a result of an environment of decreasing prices and scrap costs in which selling prices decreased before the lower scrap costs flowed through production costs into inventory and cost of sales.

Selling and administrative: Selling and administrative expenses for the six months ended June 30, 2005 increased by $7.4 million compared to the six months ended June 30, 2004. Due to a decrease in the price of the Company's common shares since December 31, 2004, selling and administrative expenses for the six months ended June 30, 2005 includes a $10.5 million expense reversal versus a $3.7 million expense in the six months ended June 30, 2004 due to marking-to-market outstanding stock appreciation rights (SARs) and other expenses associated with equity based compensation held by employees. The six months ended June 30, 2005 also includes a $3.0 million incentive provided as part of the announced senior management succession plan. Excluding these items, other selling and administrative expenses increased $18.6 million for the six months ended June 30, 2005 when compared to the six months ended June 30, 2004. The increase is due to increased professional service fees and increased salaries and benefits primarily due to an increase in headcount resulting from the acquisition of North Star assets.

Depreciation: Depreciation expense for the six months ended June 30, 2005 increased $12.8 million when compared to the six months ended June 30, 2004. The increase in depreciation for the six months ended June 30, 2005 reflects $4.1 million of depreciation of the North Star assets and normal increases in depreciation expense from routine equipment additions placed in service over the last twelve months.

Other operating expense/income: Other operating expense for the six months ended June 30, 2005 of $1.4 million was primarily the fixed costs associated with the idled Beaumont, Texas steel mill facility offset by an insurance refund and some rental income. On May 26, 2005, the Company ceased operations at this facility to encourage the United Steelworkers of America (USWA) labor union to act on the Company's "last, best and final" agreement offer presented to the union committee in May, 2005. The Company and its workforce had been working without a labor agreement since March 31, 2005, and have been negotiating since January, 2005. Other operating income for the six months ended June 30, 2004 was approximately $1.5 million related primarily to an insurance settlement.

Income from operations: As a percent of net sales, operating income for the six months ended June 30, 2005 was 10.0% compared to the operating income of 13.0% for the second quarter of 2004. Metal spread, the difference between mill selling prices and scrap raw material cost, increased $66 per ton for the six months ended June 30, 2005 compared to the six months ended June 30, 2004, however this measure compares the current selling prices with the current price of scrap charged to the operations and does not consider the timing effect of the scrap costs for product sold. Due to the 1-2 months of finished product inventories that the Company maintains, selling prices declined faster than the cost of the steel sold in the six months ended June 30, 2005. In addition, mill manufacturing costs increased $43 per ton for the six months ended June 30, 2005 in comparison with the same period of 2004, primarily as a result of higher energy, additives and yield costs associated with the higher scrap costs.

Earnings from joint ventures: Earnings from the Company's 50% joint ventures were $55.1 million for the six months ended June 30, 2005 compared to $45.7 million for the six months ended June 30, 2004. The increase in joint venture earnings is due to increased metal spreads at the Company's Gallatin Steel joint venture in the first quarter of 2005 in comparison to the first quarter of 2004. Even though this trend reversed in the second quarter of 2005, the overall effect was that margins for the six months ended June 30, 2005 were greater than margins in the six months ended June 30, 2004.

Interest expense and other expense on debt: Interest expense and other expense on debt, primarily amortized deferred financing costs, decreased $0.7 million for the six months ended June 30, 2005 compared to the six months ended June 30, 2004. The net decrease in expense is primarily attributable to lower interest expense on reduced debt levels. In addition, the results for the six months ended June 30, 2004 reflect a favorable mark-to-market adjustment on interest rate swaps of $2.8 million whereas no significant adjustment was recorded for the six months ended June 30, 2005.

Income taxes: Statutory income tax rates in the United States (including both federal and state) and Canada (including federal and provincial) are approximately 39% and 34%, respectively, for the six months ended June 30, 2005 and 2004. Through effective tax planning, for the six months ended June 30, 2005, the Company reduced its overall effective tax rate to be approximately 32% of pre tax income compared to 33% of pre tax income for the six months ended June 30, 2004.

Segments: Gerdau Ameristeel is organized with two business unit segments, mills and downstream.

Mills segment sales increased to $2.0 billion for six months ended June 30, 2005 from $1.3 billion for the six months ended June 30, 2004. The North Star mills contributed $420.9 million to sales for the six months ended June 30, 2005. Mills segment sales include sales to the downstream segment of $440.3 million and $272.3 million for the six months ended June 30, 2005 and 2004, respectively. Mills segment operating income for the six months ended June 30, 2005 was $193.1 million compared to an operating income of $181.4 million for the six months ended June 30, 2004, an increase of $11.7 million. The increase in operating income in the first half of 2005 is primarily the result of higher metal spreads and higher shipment volumes. Over a six month period, the flow through effect of the high cost inventory is not as significant as encountered for the three month period ended June 30, 2005.

Downstream segment sales increased to $407.7 million for the six months ended June 30, 2005 from $221.5 million for the six months ended June 30, 2004. The North Star downstream operations contributed $84.6 million and the Gate City/RJ Rebar fabricating facilities contributed $26.3 million in sales revenue for the six months ended June 30, 2005. Downstream segment operating income for the six months ended June 30, 2005 was $21.5 million and $14.3 million for the six months ended June 30, 2004.

See "Note 12" to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the six months ended June 30, 2005 and 2004 - "Segment information" for a reconciliation of segment sales and income to consolidated results.

EBITDA: EBITDA is earnings before interest, taxes, depreciation and amortization and includes cash distributions from joint ventures, but excludes earnings from joint ventures. Management believes EBITDA, a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows. Reconciliation to net income is shown below:

                                              FOR THE SIX MONTHS ENDED
                                           -----------------------------
                                           June 30, 2005   June 30, 2004
                                           -------------   -------------
($000s)
   Net income                                $152,897        $126,971
   Income tax expense                          73,122          63,689
   Interest and other expense on debt          27,371          28,059
   Depreciation and amortization               51,986          39,135
   Earnings from joint ventures               (55,084)        (45,695)
   Cash distribution from joint ventures       60,403          15,799
                                             --------        --------
   EBITDA                                    $310,695        $227,958
                                             ========        ========

CANADIAN GAAP

Effective June 1, 2005, public companies incorporated under Ontario's Business Corporations Act (OBCA) that have securities registered with the U.S. Securities and Exchange Commission may prepare their financial statements in accordance with U.S. generally accepted accounting principles (GAAP) and have them audited under U.S. generally accepted auditing standards (GAAS). Therefore, a cross-border public company incorporated under the OBCA can prepare its financial statements (including those for periods ended before June 1, 2005) in accordance with U.S GAAP if they are mailed to shareholders on or after June 1, 2005.

Results reported under Canadian GAAP may differ from results reported under U.S. GAAP. Under Canadian GAAP, for the three months ended June 30, 2005 and 2004, net income was $76.7 million and $109.5 million, respectively, a decrease of $32.8 million. Under Canadian GAAP, for the six months ended June 30, 2005 and 2004, net income was $155.7 million and $131.7 million, respectively, an increase of $24.0 million. The material differences between Canadian GAAP and U.S. GAAP are described in Note 13 to the unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2005 and 2004. The following is a summary of these differences:

     - Under U.S. GAAP, joint ventures are accounted for using the equity method. Under Canadian GAAP, joint ventures are proportionately consolidated. This means that 50% of each line item is recorded, such as individual assets and liabilities, sales, costs of sales, interest, depreciation and amortization. This means, among other differences, that depreciation expense associated with our joint ventures is not reported under U.S. GAAP.

     - As a result of proportionate accounting, under Canadian GAAP there is no equity investment account in long term assets to which allocations of negative goodwill can be made under the purchase method of accounting. Therefore, in the business combination with Co-Steel, negative goodwill was only allocated against property, plant and equipment which lowers depreciation expense. Under U.S. GAAP, joint ventures are accounted for under the equity method and therefore negative goodwill is allocated to the equity investment and property, plant and equipment.

     - Comprehensive income is not reported under Canadian GAAP. Under U.S. GAAP, comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non- shareholder sources. Components of comprehensive income include items such as net earnings (loss), changes in the fair value of investments not held for trading, minimum pension liability adjustments, derivative instruments and foreign currency translation gains and losses.

     - Under U.S. GAAP, an additional minimum pension liability is charged to other comprehensive income in shareholders' equity to the extent that the unfunded accumulated benefit obligation (ABO) exceeds the fair value of the plan assets and this amount is not covered by the pension liability already recognized in the balance sheet. The calculation of the ABO is based on the actuarial present value of the vested benefits to which the employee is currently entitled, based on the employee's expected date of separation or retirement. The recognition of an additional minimum liability is not required under Canadian GAAP.

     - Under U.S. GAAP, the Company accrues for scheduled annual maintenance shutdowns. Canadian GAAP does not allow this accounting practice.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Operating activities: Net cash provided by operations for the six months ended June 30, 2005 was $237.3 million compared to net cash provided by operations of $51.6 million for the six months ended June 30, 2004. For the six months ended June 30, 2005, accounts receivable used $30.2 million of cash as a result of increased sales volumes and higher selling prices. Inventories provided $62.6 million of cash primarily as a result of decreased scrap costs. Accounts payable and other liabilities used $14.0 million of cash in the six months ended June 30, 2005 primarily due to increased payments of federal and state income taxes.

Investing activities: Net cash used in investing activities was $167.6 million in the six months ended June 30, 2005 compared to $37.6 million in the six months ended June 30, 2004. For the six months ended June 30, 2005, capital expenditures totalled $64.9 million. Also during the first half of 2005, the Company purchased $53.0 million of auction rate securities.

Financing activities: Net cash used by financing activities was $57.4 million in the six months ended June 30, 2005 compared to net cash used by financing activities of $6.8 million in the six months ended June 30, 2004. During the six months ended June 30, 2005, the Company has paid $54.8 million of dividends. The Company paid a dividend of $0.02 per common share in both the first and second quarter of 2005. In addition to the $0.02 per share regular dividend the Company also paid a special dividend of $0.14 per common share in the second quarter.

On August 2, 2005, the Board of Directors approved a regular quarterly cash dividend of $0.02 (two US$ cents) per common share, payable September 2, 2005 to shareholders of record at the close of business on August 16, 2005.

OUTSTANDING SHARES

As of June 30, 2005, the Company had outstanding 304,287,528 common shares and Cdn $125 million of convertible debentures. The convertible debentures are convertible to common shares of the Company at a conversion price of Cdn $26.25 per share. See "Credit Facilities and Indebtedness - Convertible debentures."

CREDIT FACILITIES AND INDEBTEDNESS

The principal sources of liquidity are cash flow generated from operations and borrowings under the Senior Secured Credit Facility and the Company believes these sources will be sufficient to meet its cash flow requirements. The Company's principal liquidity requirements are working capital, capital expenditures and debt service for the foreseeable future. The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

The following is a summary of existing credit facilities and other long term debt:

Senior Secured Credit Facility: The Senior Secured Credit Facility provides commitments of up to $350.0 million. The Company will be able to borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, and
(ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company's operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility is based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. At June 30, 2005, there were $62.0 thousand of borrowings and $295.1 million was available under the Senior Secured Credit Facility compared to $27,000 borrowed and $295.0 million available at December 31, 2004.

Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers' acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in U.S. dollars or Canadian dollars, at the option of the Company. Our Senior Secured Credit Facility contains restrictive covenants that limit our ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit our ability to, among other things: incur additional debt, issue redeemable stock and preferred stock, pay dividends on our common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.

Senior notes: On June 27, 2003, the Company issued $405.0 million of 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of the Company's majority shareholder, Gerdau S.A. The notes mature on July 15, 2011. The notes were issued at 98% of face value. The notes are unsecured, are effectively junior to secured debt to the extent of the value of the assets securing such debt, rank equally with all existing and future unsecured unsubordinated debt, and are senior to any future senior subordinated or subordinated debt. Interest on the notes accrues at 10 3/8% per annum (10.75% effective rate) and is payable semi-annually on July 15 and January 15. At any time prior to July 15, 2006, the Company may redeem up to 35% of the original principal amount of the notes with the proceeds of one or more equity offerings of common shares at a redemption price of 110.75% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of redemption. The indenture governing the notes permits the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations. On January 23, 2004, the Company completed the exchange of the Senior Notes. The exchanged notes have substantially the same form and terms as the original notes issued on June 27, 2003. The exchanged notes were issued under a prospectus in Ontario and the exchanged notes and subsidiary guarantees have been registered under the U.S. Securities Act of 1933, as amended, and are not subject to restrictions on transfer.

AmeriSteel Bright Bar, Inc. term loan: At June 30, 2005, AmeriSteel Bright Bar, Inc. had a $2.5 million term loan outstanding. The loan bears interest at a fixed rate of 6% and matures in September 2011.

Industrial revenue bonds: The Company had $31.6 million of industrial revenue bonds outstanding as of June 30, 2005. $23.8 million of the bonds were issued by the Company's subsidiary, Gerdau Ameristeel US Inc., in prior years to construct facilities in Jackson, Tennessee. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002. The Company assumed an industrial revenue bond in the amount of $4.2 million with the acquisition of the North Star locations in November 2004. The interest rates on these bonds range from 50% to 75% of the prime rate. The industrial revenue bonds mature in 2014, 2017 and 2018. These bonds are secured by letters of credit issued under the Senior Secured Credit Facility.

Related party loans: In the first quarter of 2004, the Company obtained a $25 million, one year, 2.65% interest bearing loan from a Brazilian bank. The loan was guaranteed by Gerdau S.A. and was repaid in the fourth quarter of 2004.

Convertible debentures: The Company has unsecured, subordinated convertible debentures in the principal amount of Cdn$125.0 million, which bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders' option, are convertible into our common shares at a conversion price of Cdn$26.25 per share. Under the terms of the trust indenture for the convertible debentures, no adjustment to the conversion price is required if the Company issues common shares in a customary offering. The debentures are redeemable, at the Company's option, at par plus accrued interest and the Company has the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption.

Capital leases: Gerdau Ameristeel had $1.0 million of capital leases as of June 30, 2005.

CAPITAL EXPENDITURES

Gerdau Ameristeel spent $64.9 million on capital expenditures in the six months ended June 30, 2005 in comparison to $26.4 in the same period of the prior year. The most significant projects include the purchase of a shredder at the Jacksonville facility ($6.1 million), a new reheat furnace at the Sayreville facility ($3.8 million) and improved warehouse facilities at the Cartersville and Whitby facilities ($3.4 million and $3.3 million, respectively).

CONTRACTUAL OBLIGATIONS

The following table represents the Company's contractual obligations as of June 30, 2005.

                                                      Less than
Contractual Obligations ($000s)             Total      one Year   1 - 3 Years   4 - 5 Years   After 5 Years
-------------------------------          ----------   ---------   -----------   -----------   -------------
Long-term debt (1)                       $  433,959    $  1,276     $    817      $    578       $431,288
Convertible debentures                      101,991          --      101,991            --             --
Interest (2)                                289,483      21,502      135,442        85,677         46,862
Operating leases (3)                         85,979       8,089       22,541        16,352         38,997
Capital expenditures (4)                    232,097     162,468       55,703        13,926             --
Unconditional purchase obligations (5)       79,537      79,537           --            --             --
Pension funding obligations (6)               2,000       2,000           --            --             --
                                         ----------    --------     --------      --------       --------
   Total contractual obligations         $1,225,046    $274,872     $316,494      $116,533       $517,147
                                         ==========    ========     ========      ========       ========

     (1) Total amounts are included in the June 30, 2005 consolidated balance sheet. See Note 6, Long-term Debt, to the consolidated financial statements.

     (2) Interest payments related to our short-term debt are not included in the table as they do not represent a significant obligation as of June 30, 2005.

     (3) Includes minimum lease payment obligations for equipment and real property leases in effect as of June 30, 2005.

     (4)  Purchase obligations for capital expenditure projects in progress.

     (5) A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

     (6) Pension funding obligations are included only for 2005 as the amount of funding obligations beyond the next year are not yet determinable.

CRITICAL ACCOUNTING POLICIES

Gerdau Ameristeel's Consolidated Financial Statements are prepared in accordance with U.S. generally accepted accounting principles that often require management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts presented and disclosed in the financial statements. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors as it believes to be reasonable under the circumstances.

Critical accounting policies are those that may have a material impact on the consolidated financial statements and also require management to exercise significant judgment due to a high degree of uncertainty at the time the estimates are made. Senior management has reviewed the development and selection of the Company's accounting policies, related account estimates and the disclosures set forth below with the Audit Committee of the Board of Directors.

REVENUE RECOGNITION

The Company's products are usually sold on credit terms. The credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery and may allow discounts for early payment. Revenue is recognized at the time products are shipped to customers.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts is evaluated on a regular basis and adjusted based upon management's best estimate of probable losses inherent in accounts receivable. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company also reviews accounts that may be at risk using information available about the customer, such as financial statements and published credit ratings. General information regarding industry trends and the general economic environment is also used. The Company determines an estimated loss for specific accounts and estimates an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and level of payments received and necessitate a change in estimated losses.

ACCOUNTING FOR GOODWILL

In assessing the recoverability of goodwill and other intangible assets with indefinite lives, management must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates and related assumptions change in the future, the Company may be required to record impairment charges not previously recorded. The Company is required to assess goodwill for impairment at a minimum annually, using a two-step process that begins with an estimation of the fair value of the reporting unit. The first step is a screen for impairment, and the second step measures the amount of any impairment. These tests utilize fair value amounts that are determined by estimated future cash flows developed by management.

LONG-LIVED ASSETS

The Company is required to assess potential impairments of long-lived assets in accordance with SFAS No. 144, Accounting for Impairment of Long-lived Assets, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair value based upon the most recent information available. Estimated fair market value is generally measured by discounting estimated future cash flows developed by management. Long-lived assets that are held for disposal are recorded at the lower of the carrying value or the fair market value less the estimated cost to sell. The Company's long-lived assets primarily include property, plant and equipment used in operations and property held for sale.

ACCOUNTING FOR INCOME TAXES

The Company accounts for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes. Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company's tax returns are subject to audit by various domestic and foreign tax authorities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome will not be materially different from that which is reflected in the income tax provisions and accruals.

The Company has recorded deferred tax assets related to domestic and foreign tax loss carry-forwards. Limitations on the utilization of these tax assets may apply and the Company may in the future provide a valuation allowance to reduce certain of these deferred tax assets if it concludes that it is more likely than not that the deferred tax assets will not be fully realized.

ENVIRONMENTAL REMEDIATION

The Company is subject to environmental laws and regulations established by federal, state and local authorities and makes provisions for the estimated cost of compliance based on currently available facts, present laws and regulations, and current technology. The liability estimates are reviewed periodically and, as investigations and remediation proceed, the Company makes necessary adjustments to the estimates. The liability estimates are not reduced by possible recoveries from insurance or other third parties.

POST RETIREMENT BENEFITS

Primary actuarial assumptions are determined as follows:

- The expected long-term rate of return on plan assets is based on the Company's estimate of long-term returns for equities and fixed income securities weighted by the allocation of assets in the plans. The rate is impacted by changes in general market conditions, but because it represents a long-term rate, it is not significantly impacted by short-term market swings. Changes in the allocation of plan assets would also impact this rate.

- The assumed discount rate is used to discount future benefit obligations back to today's dollars. The U.S. discount rate is as of the measurement date, December 31. A similar process is used to determine the assumed discount rate for the non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase the Company's obligation and expense.

- The expected rate of compensation increase is used to develop benefit obligations using projected pay at retirement. This rate represents average long-term salary increases and is influenced by the Company's long-term compensation policies. An increase in the rate would increase the Company's obligation and expense.

- The assumed health care trend rate represents the rate at which health care costs are assumed to increase and is based on historical and expected experience. Changes in projections of future health care costs due to general economic conditions and those specific to health care will impact this trend rate. An increase in the trend rate would increase the Company's obligation and expense.

RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (FASB) issued a revised SFAS No. 123, Share Based Payment. SFAS No. 123R requires that the fair value of stock options be recorded in the results of operations beginning with the first interim or annual period after June 15, 2005. In April of 2005, the United States Securities and Exchange Commission (SEC) delayed the implementation of this revision until the beginning of the Company's next fiscal year. The Company has not yet determined the method of adoption or effect of adopting SFAS 123R.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, which addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier application permitted. The adoption of SFAS No. 153 is not expected to have a material impact on our results of operations or our financial position.

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS No. 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, but does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of SFAS No. 154. The adoption of SFAS No. 154 will not have a material effect on our results of operations or our financial position.

RISKS AND UNCERTAINTIES

EXCESS GLOBAL CAPACITY IN THE STEEL INDUSTRY AND THE AVAILABILITY OF COMPETITIVE SUBSTITUTE MATERIAL HAVE RESULTED IN INTENSE COMPETITION, WHICH MAY EXERT DOWNWARD PRESSURE ON THE PRICES OF THE COMPANY'S PRODUCTS.

The Company competes with numerous foreign and domestic steel producers, largely minimill producers that produce steel by melting scrap in electric arc furnaces, but also integrated producers that produce steel from coke and iron ore. Competition is based on price, quality and the ability to meet customers' product specifications and delivery schedules. In the past, global overcapacity in steel manufacturing has had a negative impact on steel pricing and could adversely affect sales and profit margins in the future. The construction of new mills, expansion and improved production efficiencies of existing mills, restarting of currently idled facilities and the expansion of foreign steel production capacity all contribute to an increase in global steel production capacity. Increases in global steel production capacity combined with high levels of steel imports into North America could exert downward pressure on the prices of the Company's products, which would adversely affect sales and profit margins.

THE CYCLICAL NATURE OF THE STEEL INDUSTRY AND THE INDUSTRIES WE SERVE AND ECONOMIC CONDITIONS IN NORTH AMERICA AND WORLDWIDE MAY CAUSE FLUCTUATIONS IN THE COMPANY'S REVENUE AND PROFITABILITY.

The North American steel industry is cyclical in nature and is affected significantly by prevailing economic conditions in the major world economies. In particular, the North American steel industry is influenced by a combination of factors, including periods of economic growth or recession, strength or weakness of the U.S. or Canadian dollar relative to other currencies, worldwide production capacity and levels of steel imports and applicable tariffs. Future economic downturns, stagnant economic conditions or currency fluctuations could decrease the demand for the Company's products or increase the amount of imports of steel into its markets, any of which could cause fluctuations in the Company's revenue and profitability.

Market conditions for steel products in the U.S. and Canadian market have fluctuated over recent years. The Company is particularly sensitive to trends in cyclical industries, such as the North American construction, transportation, appliance, machinery and equipment industries, which are significant markets for the Company's products. A significant portion of the Company's products is destined for the construction industry and the steel service center industry. Many of the Company's markets are cyclical in nature and affect the demand for its finished products. A disruption or downturn in any of these industries could negatively impact the Company's financial condition, production, sales, margins and earnings. The Company is also sensitive to trends and events that may impact these industries, including strikes and labor unrest.

IMPORTS OF STEEL INTO NORTH AMERICA HAVE ADVERSELY AFFECTED AND MAY AGAIN ADVERSELY AFFECT STEEL PRICES, AND DESPITE TRADE REGULATION EFFORTS, THE INDUSTRY MAY NOT BE SUCCESSFUL IN REDUCING STEEL IMPORTS.

Imports of steel into North America have exerted in recent years, and may again in the future exert, downward pressure on steel prices, which adversely affects the Company's sales and profit margins. Competition from foreign steel producers is strong and may increase due to increases in foreign steel production capacity, the relative strengthening of the U.S. dollar compared to foreign currencies and the reduction of domestic steel demand in the economies of the foreign producers. These factors encourage higher levels of steel exports to North America at lower prices. In the past, protective actions taken by the U.S. government to regulate the steel trade, including import quotas and tariffs, have been temporary in nature and have been found by the World Trade Organization to violate global trade rules. Protective actions may not be taken in the future and, despite trade regulation efforts, unfairly priced imports could enter the North American markets in the future, resulting in price depression that would adversely affect our ability to compete and maintain our sales levels and profit margins.

STEEL OPERATIONS REQUIRE SUBSTANTIAL CAPITAL INVESTMENT AND MAINTENANCE EXPENDITURES THAT MAY ENCOURAGE PRODUCERS TO MAINTAIN PRODUCTION IN PERIODS OF REDUCED DEMAND, WHICH MAY IN TURN EXERT DOWNWARD PRESSURE ON PRICES FOR THE COMPANY'S PRODUCTS.

Steel manufacturing is very capital intensive, requiring the Company and other steel producers to maintain a large fixed-cost base requiring substantial maintenance expenditures. The high levels of fixed costs of operating a minimill encourage mill operators to maintain high levels of output, even during periods of reduced demand, which may exert additional downward pressure on selling prices and profit margins in those periods.

UNEXPECTED EQUIPMENT FAILURES MAY LEAD TO PRODUCTION CURTAILMENTS OR SHUTDOWNS.

Interruptions in the Company's production capabilities would increase production costs and reduce sales and earnings for the affected period. In addition to periodic equipment failures, the Company's facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Unexpected interruptions in production capabilities would adversely affect productivity and results of operations. The Company's insurance may not cover its losses.

THE COMPANY'S PROFITABILITY CAN BE ADVERSELY AFFECTED BY INCREASES IN RAW MATERIAL AND ENERGY COSTS.

The Company's operating results are significantly affected by the cost of steel scrap and scrap substitutes that are the primary raw material for the Company's minimill production facilities. Prices for steel scrap are subject to market forces largely beyond the Company's control, including demand by U.S. and international steel producers, freight costs and speculation. The increasing rate of worldwide steel scrap consumption, especially in China, has placed significant upward pressure on the price of steel scrap. A combination of a weaker U.S. dollar, strong global demand for steel scrap and lower production of domestic steel scrap due to a weaker domestic manufacturing economy have reduced the domestic steel scrap supply resulting in steel scrap prices that are currently at a ten-year high. Metal spread, the difference between mill selling prices and scrap raw material cost, is also currently well above previous ten-year highs. The Company does not know how long these levels can be maintained and if scrap prices increase significantly without a commensurate increase in finished steel selling prices, profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could also impair our ability to compete with integrated mills and cause production to decline and adversely affect sales and profit margins.

Most of the Company's minimill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for the rolling mill and auxiliary operations. The interruptible portion supplies the electric arc furnace power demand, which represents the majority of the total electric demand, and, for the most part, is based on spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations.

Generally, the Company does not have long-term contracts for natural gas and oxygen and therefore, is subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.

THE COMPANY MAY NOT BE ABLE TO SUCCESSFULLY RENEGOTIATE COLLECTIVE BARGAINING AGREEMENTS WHEN THEY EXPIRE AND FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED BY LABOR DISRUPTIONS.

Approximately 40% of the Company's employees are represented by the United Steelworkers of America (USWA) under collective bargaining agreements. The agreements have different expiration dates that began in March 2005.

On May 26, 2005, the Company ceased operations at its Beaumont facility to encourage the USWA labor union to act on the Company's "last, best and final" agreement offer that was presented to the union committee in May, 2005. The Company and its workforce at the Beaumont facility had been working without a labor agreement since March 31, 2005, and have been negotiating since January 2005. The Company cannot assure you that it will be successful reaching a new labor agreement with the union at the Beaumont facility.

Negotiations have begun with respect to the collective bargaining agreement that expired on July 31, 2005 relating to our St. Paul facility. The Company cannot assure you that this labor agreement will be renegotiated without a work stoppage occurring.

The Company may be unable to successfully negotiate new collective bargaining agreements without any labor disruption. A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on the Company's operations.

Labor organizing activities could occur at one or more of the Company's other facilities or at other companies upon which the Company is dependent for raw materials, transportation or other services. Such activities could result in a significant loss of production and revenue and have a material adverse effect on the Company's financial results and results of operations.

ENVIRONMENTAL LAWS AND REGULATIONS AFFECT THE COMPANY AND COMPLIANCE MAY BE COSTLY AND REDUCE PROFITABILITY.

As the Company is involved in steel production, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by steel producing operations is electric arc furnace (EAF) dust, a residual from the production of steel in electric arc furnaces. EAF dust is collected, handled and disposed of in a manner the Company believes meets all current federal, state and provincial environmental regulations, and the costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. Environmental legislation and regulations at the federal, state and provincial levels over EAF dust are subject to change which may change the cost of compliance and have a material adverse effect on the Company's financial results and results of operations.

The Company is a defendant in an action brought by the U.S. Environmental Protection Agency (EPA) in connection with a Superfund Site in Pelham, Georgia. The Company has had settlement discussions with the EPA and, based on these discussions, the Company believes that the EPA has a settlement range of $8.0 to $10.0 million. The Company does not accept this liability and has been considering legal alternatives including pursuing other contributing parties' insurance carriers. On March 16, 2005, the EPA filed a motion for summary judgment against the Company. In its motion, the EPA asked the court to rule that the Company is jointly and severally liable for all cleanup costs incurred by the EPA in responding to the cleanup of the Pelham site. On June 10, 2005, the EPA filed a motion for summary judgment against the Company in which the EPA asked the court to rule that the Company's statute of limitations defense is not valid and that the EPA filed its suit on a timely basis. The Company has opposed the EPA's motions. At this time, the Company's exposure is not estimable.

BY SEEKING PROTECTION UNDER BANKRUPTCY LAWS, SOME OF THE COMPANY'S COMPETITORS HAVE BEEN RELIEVED OF DEBT BURDENS AND LEGACY COSTS WHICH MAY ENABLE THEM TO OPERATE MORE COMPETITIVELY.

Many U.S. and Canadian steel companies have sought bankruptcy protection over the last few years. Several of these companies have continued to operate, while reducing prices to maintain volumes and cash flow, and have obtained concessions from their employees, suppliers and lenders. Upon emerging from bankruptcy, these companies, or new entities that purchased their facilities through the bankruptcy process, have been relieved of many obligations including debt, environmental, employee and retiree benefits and other obligations, commonly referred to as legacy costs. As a result, they may be able to operate more competitively than the Company and other producers that have remained solvent.

CURRENCY FLUCTUATIONS COULD ADVERSELY AFFECT THE COMPANY'S FINANCIAL RESULTS OR COMPETITIVE POSITION.

The Company reports its results in U.S. dollars. As a result, fluctuations in the exchange rate between the U.S and Canadian dollar will affect reported results. The percentage of the Company's costs that are denominated in Canadian dollars is greater than the percentage of net sales, which means results are negatively affected when the Canadian dollar strengthens compared to the U.S dollar. In addition, the Company's Canadian operations compete with U.S. producers and are less competitive as the Canadian dollar strengthens relative to the U.S. dollar. Similarly, the U.S. and Canadian operations are more susceptible to the threat of imports during times when the U.S and Canadian dollars strengthen relative to the currencies of exporting countries. To the extent the Company has borrowings that are denominated in Canadian dollars, results of operations are also negatively affected by a strengthening in the Canadian dollar compared to the U.S. dollar.

THE COMPANY'S LEVEL OF INDEBTEDNESS COULD AVERSELY AFFECT ITS ABILITY TO RAISE ADDITIONAL CAPITAL TO FUND OPERATIONS, LIMIT ITS ABILITY TO REACT TO CHANGES IN THE ECONOMY OR ITS INDUSTRY AND PREVENT IT FROM MEETING OBLIGATIONS UNDER ITS DEBT AGREEMENTS.

The Company's degree of leverage could have the following consequences:

     - it may limit the Company's ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

     -    it may limit the Company's ability to declare dividends;

     - a portion of the Company's cash flows from operations must be dedicated to the payment of interest on indebtedness and is not available for other purposes, including operations, capital expenditures and future business opportunities;

     - certain of the Company's borrowings, including borrowings under the senior secured credit facility, are at variable rates of interest, exposing the Company to the risk of increased interest rates;

     - it may limit the Company's ability to adjust to changing market conditions and place the Company at a competitive disadvantage compared to competitors that have less debt;

     - the Company may be vulnerable in a downturn in general economic conditions; and

     - the Company may be unable to make capital expenditures that are important to growth and strategies.

THE COMPANY IS EXPOSED TO FLUCTUATIONS IN INTEREST RATES.

Certain of the Company's borrowings, primarily borrowings under the senior secured credit facility, are at variable rates of interest and expose the Company to interest rate risk. If interest rates increase, debt service obligations on the variable rate indebtedness would increase and net income would decrease. Significant changes in interest rates can increase the Company's interest expense and have a material adverse effect on the Company's results of operations or financial condition.

THE COMPANY'S PENSION PLANS ARE UNDERFUNDED.

The Company has several pension plans that are currently underfunded, and adverse market conditions could require the Company to make substantial cash payments to fund the plans which would reduce cash available for other business needs. US pension plans currently benefit from temporary pension relief provisions for 2004 and 2005 (Pension Funding Equity Act of 2004 (PFEA 04)). Funding requirements for 2006 could increase above expectations depending on whether the United States Congress passes additional pension funding relief measures or if a more permanent pension funding reform law is enacted.

THE COMPANY USES ESTIMATES.

The Company prepares financial statements in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, amounts reported as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses in the accounting period. Actual results could differ from the estimates made by management. Significant differences between actual results and estimates could have a material adverse effect on the Company's financial results and results of operations.

THE COMPANY DEPENDS ON SENIOR MANAGEMENT AND MAY BE UNABLE TO REPLACE KEY EXECUTIVES IF THEY LEAVE.

The Company's operations and prospects depend in large part on the performance of its senior management team. The Company does not have employment contracts with any of its executive officers and cannot assure you that these individuals will remain with the Company as employees. In addition, the Company cannot assure you that it would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of the senior management team or the difficulty in attracting, retaining and maintaining additional senior management personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

THE COMPANY RELIES ON ITS JOINT VENTURES FOR A PORTION OF ITS INCOME AND CASH FLOW, BUT DOES NOT CONTROL THEM OR THEIR DISTRIBUTIONS.

The Company has three 50%-owned joint ventures that contribute to its financial results but that it does not control. These joint ventures contributed $55.1 million to operating income for the six months ended June 30, 2005, and $45.7 million to operating income for the six months ended June 30, 2004. The Company received $60.4 million of cash distributions from its joint ventures in the six months ended June 30, 2005, and $15.8 million of cash distributions for the six months ended June 30, 2004. However, the Company does not control the joint ventures and cannot, without agreement from its partner, cause any joint venture to distribute its income from operations to the Company. In addition, Gallatin's existing financing agreement prohibits it from distributing cash to the Company unless specified financial covenants are satisfied. Additionally, since the Company does not control its joint ventures, they may not be operated in a manner that the Company believes would be in the joint ventures', or the Company's, best interests.

OUTLOOK

The second quarter was highlighted by the successful execution of well considered senior management succession plans. On June 1, 2005, the Gerdau Ameristeel Board appointed Mario Longhi, a former Alcoa senior executive, to the position of President. The Board anticipates that Mr. Longhi will be elected to the Board in due course and succeed to the CEO position by year end 2005. Phillip Casey will remain as Chairman and together with Mr. Longhi, plans to drive the Company to growth through acquisition, sustained profitability and enhanced shareholder value.

The Company remains cautiously optimistic for the second half of 2005 and is hopeful that the union issues at the Beaumont wire rod mill will be successfully resolved. The wire rod market continues to be depressed by low priced imports, but demand for most bar products, particularly rebar, remains firm and margins continue to provide an opportunity to earn acceptable returns. The profitability of the Company's downstream fabricating business continues to strengthen and is reflected in a well-priced, high volume order backlog. After slower demand, high inventories and deteriorating spreads in the first half of 2005, Gallatin's order book for hot rolled carbon sheet has shown increasing activity in recent weeks.


/s/ Phillip E. Casey                    /s/ Mario Longhi
-------------------------------------   ----------------------------------------
Phillip E. Casey,                       Mario Longhi
Chairman of the Board and CEO           President

August 2, 2005

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)

                                                        JUNE 30,
                                                          2005      DECEMBER 31,
                                                      (unaudited)       2004
                                                      -----------   ------------
ASSETS

CURRENT ASSETS
   Cash and cash equivalents                           $  101,129    $   88,132
   Restricted cash and cash equivalents                       465           465
   Short-term investments                                  53,000            --
   Accounts receivable, net                               389,022       360,379
   Inventories (note 3)                                   786,762       853,155
   Deferred tax assets                                      8,754         8,754
   Other current assets                                    16,224        28,808
                                                       ----------    ----------
      TOTAL CURRENT ASSETS                              1,355,356     1,339,693

INVESTMENTS (note 5)                                      172,359       177,795
PROPERTY, PLANT AND EQUIPMENT (note 4)                    931,166       919,862
GOODWILL                                                  122,716       122,716
DEFERRED FINANCING COSTS                                   12,320        13,616
DEFERRED TAX ASSETS                                         7,355         8,234
OTHER ASSETS                                                  465           107
                                                       ----------    ----------
TOTAL ASSETS                                           $2,601,737    $2,582,023
                                                       ==========    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable                                    $  285,897    $  295,001
   Accrued salaries, wages and employee benefits           65,288        56,428
   Accrued interest                                        20,694        21,071
   Other current liabilities                               53,478        54,715
   Acquisition liability                                       --        51,790
   Current portion of long-term borrowings (note 6)         1,276         4,644
                                                       ----------    ----------
      TOTAL CURRENT LIABILITIES                           426,633       483,649

LONG-TERM BORROWINGS, LESS CURRENT PORTION (note 6)       432,683       432,823
CONVERTIBLE DEBENTURES                                     88,423        86,510
ACCRUED BENEFIT OBLIGATIONS (note 8)                      101,199       107,174
OTHER LIABILITIES                                          57,200        68,325
DEFERRED TAX LIABILITIES                                   38,719        38,778
                                                       ----------    ----------
TOTAL LIABILITIES                                       1,144,857     1,217,259
                                                       ----------    ----------
SHAREHOLDERS' EQUITY
   Capital stock (note 10)                              1,009,658     1,008,511
   Retained earnings                                      409,990       311,853
   Accumulated other comprehensive income                  37,232        44,400
                                                       ----------    ----------
TOTAL SHAREHOLDERS' EQUITY                              1,456,880     1,364,764
                                                       ----------    ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $2,601,737    $2,582,023
                                                       ==========    ==========

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND
SUBSIDIARIES CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)
(Unaudited)

                                                  THREE MONTHS ENDED        SIX MONTHS ENDED
                                                 -------------------    -----------------------
                                                 JUNE 30,   JUNE 30,     JUNE 30,     JUNE 30,
                                                   2005       2004         2005         2004
                                                 --------   --------    ----------   ----------
NET SALES                                        $961,076   $733,774    $1,963,613   $1,352,727

OPERATING EXPENSES
   Cost of sales                                  805,960    556,288     1,662,973    1,097,545
   Selling and administrative                      25,106     22,779        51,184       43,819
   Depreciation                                    25,171     18,973        50,693       37,887
   Other operating expense (income)                 2,022       (510)        1,414       (1,471)
                                                 --------   --------    ----------   ----------
                                                  858,259    597,530     1,766,264    1,177,780
                                                 --------   --------    ----------   ----------
INCOME FROM OPERATIONS                            102,817    136,244       197,349      174,947

EARNINGS FROM JOINT VENTURES                       23,406     36,184        55,084       45,695
                                                 --------   --------    ----------   ----------
INCOME  BEFORE OTHER EXPENSES AND INCOME TAXES    126,223    172,428       252,433      220,642

OTHER EXPENSES

   Interest, net                                   15,915     10,039        27,371       28,059
   Foreign exchange (gain) loss                    (1,165)       418        (2,250)         675
   Amortization of deferred financing costs           646        626         1,293        1,248
                                                 --------   --------    ----------   ----------
                                                   15,396     11,083        26,414       29,982
                                                 --------   --------    ----------   ----------
INCOME BEFORE INCOME TAXES                        110,827    161,345       226,019      190,660

INCOME TAX EXPENSE                                 36,502     55,879        73,122       63,689
                                                 --------   --------    ----------   ----------
NET INCOME                                       $ 74,325   $105,466    $  152,897   $  126,971
                                                 ========   ========    ==========   ==========
EARNINGS PER COMMON SHARE - BASIC                $   0.24   $   0.48    $     0.50   $     0.61
EARNINGS PER COMMON SHARE - DILUTED              $   0.24   $   0.48    $     0.50   $     0.60

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND
COMPREHENSIVE INCOME
(US$ in thousands)
(Unaudited)

                                                        RETAINED EARNINGS   ACCUMULATED OTHER
                              NUMBER OF     INVESTED       (ACCUMULATED       COMPREHENSIVE
                                SHARES       CAPITAL         DEFICIT)             INCOME          TOTAL
                             -----------   ----------   -----------------   -----------------   ----------
BALANCE- DECEMBER 31, 2003   198,090,861   $  547,601       $(25,816)           $11,822         $  533,607
   Net income                                                126,971                               126,971
   Foreign exchange                                                              (3,270)            (3,270)
   Stock issuance             26,800,000       97,771                                               97,771
   Employee stock options        198,476          365                                                  365
                             -----------   ----------       --------            -------         ----------
BALANCE- JUNE 30, 2004       225,089,337   $  645,737       $101,155            $ 8,552         $  755,444
                             -----------   ----------       --------            -------         ----------
BALANCE- DECEMBER 31, 2004   304,028,122   $1,008,511       $311,853            $44,400         $1,364,764
   Net income                                                152,897                               152,897
   Foreign exchange                                                              (7,168)            (7,168)
   Cash dividends                                            (54,760)                              (54,760)
   Employee stock options        259,406        1,147                                                1,147
                             -----------   ----------       --------            -------         ----------
BALANCE- JUNE 30, 2005       304,287,528   $1,009,658       $409,990            $37,232         $1,456,880
                             -----------   ----------       --------            -------         ----------

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

                                                                THREE MONTHS ENDED      SIX MONTHS ENDED
                                                               --------------------   --------------------
                                                               JUNE 30,    JUNE 30,   JUNE 30,    JUNE 30,
                                                                 2005        2004       2005        2004
                                                               --------   ---------   --------   ---------
OPERATING ACTIVITIES
Net income                                                     $ 74,325   $ 105,466   $152,897   $ 126,971
Adjustment to reconcile net income to net cash provided by
   operating activities:
   Depreciation                                                  25,171      18,973     50,693      37,887
   Amortization                                                     646         626      1,293       1,248
   Deferred income taxes                                           (831)     33,891       (745)     38,032
   Income from joint ventures                                   (23,406)    (36,184)   (55,084)    (45,695)
   Distributions from Joint Ventures                             30,000      14,000     60,403      15,799

Changes in operating assets and liabilities, net of
   acquisitions:
   Accounts receivable                                           37,442     (13,051)   (30,219)   (102,336)
   Inventories                                                   18,379     (38,960)    62,619     (75,326)
   Other assets                                                   1,304       2,094      9,471       1,042
   Liabilities                                                  (65,467)    (19,669)   (14,034)     53,989
                                                               --------   ---------   --------   ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES                        97,563      67,186    237,294      51,611

INVESTING ACTIVITIES
   Additions to property, plant and equipment                   (35,662)    (15,217)   (64,900)    (26,429)
   Acquisitions                                                      --          --    (49,654)    (11,127)
   Purchases of short-term investments                          (14,850)         --    (53,000)         --
                                                               --------   ---------   --------   ---------
NET CASH USED IN INVESTING ACTIVITIES                           (50,512)    (15,217)   167,554)    (37,556)

FINANCING ACTIVITIES
   Proceeds from issuance of new debt                                --          --         --      25,000
   Payments on term loans                                        (2,566)        (54)    (3,822)       (358)
   Senior Secured Credit Facility borrowings                         --         174         --      31,609
   Senior Secured Credit Facility payments                           --    (149,395)        --    (161,323)
   Cash dividends                                               (48,667)         --    (54,760)         --
   Proceeds from issuance of employee stock purchases               149         170      1,147         365
   Proceeds from the issuance of common stock                        --      97,889         --      97,889
                                                               --------   ---------   --------   ---------
NET CASH USED IN FINANCING ACTIVITIES                           (51,094)    (51,216)   (57,435)     (6,818)
                                                               --------   ---------   --------   ---------
Effect of exchange rate changes on cash and cash equivalents      2,347        (155)       692        (301)
                                                               --------   ---------   --------   ---------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                 (1,696)        598     12,997       6,936

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                102,825      16,288     88,132       9,950
                                                               --------   ---------   --------   ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                     $101,129   $  16,886   $101,129   $  16,886
                                                               ========   =========   ========   =========

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ IN THOUSANDS)

NOTE 1 -- BASIS OF PRESENTATION

Gerdau Ameristeel Corporation (the "Company" or "Gerdau Ameristeel") is a Canadian corporation, whose indirect majority shareholder is Gerdau S.A., a Brazilian company. The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for interim period reports and, therefore, do not include all the information or footnotes necessary for a complete presentation of financial condition, results of operations and cash flows in conformity with United States generally accepted accounting principles (GAAP). However, all adjustments which, in the opinion of management, are necessary for a fair presentation have been included. Such adjustments consisted of only normal recurring items. These condensed financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's latest annual report and have been prepared using the accounting policies as described in the latest annual report. Certain amounts have been reclassified to conform to the current-period financial statement presentation. The results of the three and six month periods ended June 30, 2005 and 2004 are not necessarily indicative of the results to be expected for future periods.

The Company operates steel mini-mills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the eastern United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, rail and truck carriers. All significant intercompany transactions and accounts have been eliminated in consolidation.

NOTE 2 -- STOCK BASED COMPENSATION

The Company accounts for stock options granted to employees using the intrinsic value method of accounting. Under this method, the Company does not recognize compensation expense for the stock options because the exercise price is equal to the market price of the underlying stock on the date of grant. Had the Company applied the fair value based method of accounting, the impact on net income and earnings per share would be immaterial.

NOTE 3 -- INVENTORIES

Inventories consist of the following ($000s):

                                                         AT JUNE 30,   AT DECEMBER 31,
                                                             2005            2004
                                                         -----------   ---------------
Ferrous and non-ferrous scrap                              $112,392        $148,273
Work in-process                                             110,682         121,618
Finished goods                                              344,916         376,528
Raw materials (excluding scrap) and operating supplies      218,772         206,736
                                                           --------        --------
                                                           $786,762        $853,155
                                                           ========        ========

NOTE 4 -- PROPERTY, PLANT & EQUIPMENT

Property, plant and equipment consist of the following ($000s):

                                                           AT JUNE 30, 2005
                                                              ACCUMULATED         NET
                                                 COST        DEPRECIATION     BOOK VALUE
                                              ----------   ----------------   ----------
Land and improvements                         $   75,078      $  (4,431)       $ 70,647
Buildings and improvements                       158,975        (30,112)        128,863
Machinery and equipment                        1,025,240       (417,479)        607,761
Construction in progress                         110,997             --         110,997
Property, plant and equipment held for sale       12,898             --          12,898
                                              ----------      ---------        --------
                                              $1,383,188      $(452,022)       $931,166
                                              ==========      =========        ========

                                                           AT DECEMBER 31, 2004
                                                                ACCUMULATED           NET
                                                 COST          DEPRECIATION       BOOK VALUE
                                              ----------   --------------------   ----------
Land and improvements                         $   74,443        $  (3,725)         $ 70,718
Buildings and improvements                       157,654          (26,880)          130,774
Machinery and equipment                        1,017,979         (376,402)          641,577
Construction in progress                          63,895               --            63,895
Property, plant and equipment held for sale       12,898               --            12,898
                                              ----------        ---------          --------
                                              $1,326,869        $(407,007)         $919,862
                                              ==========        =========          ========

NOTE 5 -- JOINT VENTURES

The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures. The Company's interests in the joint ventures have been accounted for using the equity method.

The following table sets forth selected data for the Company's joint ventures ($000s):

                                     JUNE 30,   DECEMBER 31,
BALANCE SHEET                          2005         2004
-------------                        --------   ------------
Current assets                       $108,373     $128,004
Property, plant and equipment, net    132,212      132,472
Current liabilities                    23,675       27,517
Long-term debt                          1,697        1,709

                             THREE MONTHS ENDED JUNE 30,
                             ---------------------------
STATEMENT OF EARNINGS              2005       2004
---------------------            --------   --------
Sales                            $102,864   $111,619
Operating income                   23,422     36,867
Income before income taxes         23,508     36,808
Net Income                         23,406     36,184

                             SIX MONTHS ENDED JUNE 30,
                             -------------------------
                                  2005       2004
                                --------   --------
Sales                           $232,075   $190,291
Operating income                  54,907     47,134
Income before income taxes        55,076     47,023
Net Income                        55,084     45,695

The tax expense for the Company's partnership, Gallatin Steel Company, is provided for in the Company's tax provision while the remainder of the joint venture earnings are net of tax.

NOTE 6 -- LONG-TERM DEBT

On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of the Company's majority shareholder, Gerdau S.A. The notes mature July 15, 2011 and were issued at 98% of face value. The Company also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350.0 million. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. The proceeds were used to repay existing indebtedness. At June 30, 2005, there was $62.0 thousand drawn against this facility, and, based upon available collateral under the terms of the agreement, approximately $295.1 million was available under the Senior Secured Credit Facility.

Debt includes the following ($000s):

                                                                                           JUNE 30,   DECEMBER 31,
                                                                                             2005         2004
                                                                                           --------   ------------
Senior Notes, bearing interest of 10.375%, due July 2011, net of original issue discount   $398,372     $397,986
Senior Secured Credit Facility, bearing interest of 5.75%, due through December 2006             62           27
Industrial Revenue Bonds, bearing interest of 1.74% to 6.38%, due through December 2018      31,600       31,600
AmeriSteel Bright Bar Term Loan, bearing interest of 5.25%, due June 2011                     2,526        2,734
Other, bearing interest of 3.75%, due through June 2006                                       1,399        5,120
                                                                                           --------     --------
                                                                                            433,959      437,467
Less current portion                                                                         (1,276)      (4,644)
                                                                                           --------     --------
                                                                                           $432,683     $432,823
                                                                                           ========     ========

NOTE 7 -- INCOME TAXES

The income tax expense differs from the amount calculated by applying the Canadian income tax rate (federal and provincial) to income before income taxes as follows:

                                                        THREE MONTHS ENDED   SIX MONTHS ENDED
                                                             JUNE 30,             JUNE 30,
                                                        ------------------   ------------------
                                                           2005      2004      2005       2004
                                                         -------   -------   --------   -------
Tax provision at Canadian statutory rates                $37,631   $54,574   $ 76,782   $65,053
   Tax exempt income                                      (5,742)   (7,047)   (11,892)   (9,725)
   Effect of different rates in foreign jurisdictions      4,154     7,986      7,106     8,577
   Other                                                     459       366      1,126      (216)
                                                         -------   -------   --------   -------
Tax provision                                            $36,502   $55,879   $ 73,122   $63,689
                                                         =======   =======   ========   =======

NOTE 8 -- POST RETIREMENT BENEFITS

The Company maintains defined benefit pension plans covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations.

The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans.

The following tables summarize the accumulated pension benefits and postretirement medical benefit obligations included in the Company's consolidated statements of financial position ($000s):

                                                 PENSION BENEFITS              OTHER BENEFIT PLANS
                                          -----------------------------   -----------------------------
                                                THREE MONTHS ENDED              THREE MONTHS ENDED
                                          -----------------------------   -----------------------------
                                          JUNE 30, 2005   JUNE 30, 2004   JUNE 30, 2005   JUNE 30, 2004
                                          -------------   -------------   -------------   -------------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                 $ 2,745         $ 2,454          $283            $232
Interest cost                                  5,569           5,593           538             546
Expected return on plan assets                (5,244)         (5,239)           --              --
Amortization of transition obligation             44              43            --              --
Amortization of prior service cost                73              72           (53)            (53)
Recognized actuarial loss                        554             582             8               7
                                             -------         -------          ----            ----
Net periodic benefit cost                    $ 3,741         $ 3,505          $776            $732
                                             =======         =======          ====            ====

                                                 PENSION BENEFITS              OTHER BENEFIT PLANS
                                          -----------------------------   -----------------------------
                                                 SIX MONTHS ENDED                SIX MONTHS ENDED
                                          -----------------------------   -----------------------------
                                          JUNE 30, 2005   JUNE 30, 2004   JUNE 30, 2005   JUNE 30, 2004
                                          -------------   -------------   -------------   -------------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                 $  5,490        $  4,908        $  566          $  464
Interest cost                                  11,138          11,186         1,076           1,092
Expected return on plan assets                (10,488)        (10,478)           --              --
Amortization of transition obligation              88              86            --              --
Amortization of prior service cost                146             144          (106)           (106)
Recognized actuarial loss                       1,108           1,164            16              14
                                             --------        --------        ------          ------
Net periodic benefit cost                    $  7,482        $  7,010        $1,552          $1,464
                                             ========        ========        ======          ======

The Company contributed $18.7 million to its defined benefit pension plans for the six months ended June 30, 2005. The Company expects to contribute an additional $2.0 million during the fiscal year 2005.

NOTE 9 -- COMPREHENSIVE INCOME

In addition to net income, comprehensive income included certain amounts recorded directly in equity. The following table summarizes the components of comprehensive income, net of related income tax effects ($000s):

                                           THREE MONTHS ENDED     SIX MONTHS ENDED
                                          -------------------   -------------------
                                          JUNE 30,   JUNE 30,   JUNE 30,   JUNE 30,
                                            2005       2004       2005       2004
                                          --------   --------   --------   --------
Net income                                $74,325    $105,466   $152,897   $126,971
Foreign currency translation adjustment    (4,839)     (4,086)    (7,168)    (3,270)
                                          -------    --------   --------   --------
   Comprehensive Income                   $69,486    $101,380   $145,729   $123,701
                                          =======    ========   ========   ========

Accumulated other comprehensive income is comprised of the minimum pension liability and foreign currency translation adjustments.

NOTE 10 -- CAPITAL STOCK

Capital stock consists of the following shares:

                    Authorized      Par Value        Issued     Invested Capital
                      Number     (in thousands)      Number      (in thousands)
                    ----------   --------------   -----------   ----------------
June 30, 2005
   Common            Unlimited         $--        304,287,528      $1,009,658

December 31, 2004
   Common            Unlimited         $--        304,028,122      $1,008,511

On April 16, 2004, the Company sold and issued 26,800,000 common shares to an indirect subsidiary of its majority shareholder, Gerdau S.A. On October 20, 2004, the Company was listed on the New York Stock Exchange and sold and issued 70,000,000 common shares including 35,000,000 that were sold and issued to its majority shareholder, Gerdau S.A. On November 18, the over-allotment option was exercised for 8,762,000 common shares of which Gerdau S.A. purchased 4,381,000. Total proceeds from the offerings were $460.2 million, net of offering costs.

The Company has instituted a quarterly cash dividend. The initial cash dividend is $0.02 (two US$ cents) per common share. In addition to the $0.02 per common share regular dividend, on May 2, 2005, the Company also paid a special dividend of $0.14 (fourteen US$ cents) per common share on June 2, 2005 to shareholders of record at the close of business on May 16, 2005.

EARNINGS PER SHARE

The following table identifies the components of basic and diluted earnings per share ($000s except per share data):

                                         THREE MONTHS ENDED               SIX MONTHS ENDED
                                   -----------------------------   -----------------------------
                                   JUNE 30, 2005   JUNE 30, 2004   JUNE 30, 2005   JUNE 30, 2004
                                   -------------   -------------   -------------   -------------
Basic earnings per share:
Basic net earnings                  $     74,325    $    105,466    $    152,897    $    126,971

Average shares outstanding           304,235,112     220,340,150     304,172,631     209,246,286

Basic net earnings per share        $       0.24    $       0.48    $       0.50    $       0.61

Diluted earnings per share:
Diluted net earnings                $     74,325    $    105,466    $    152,897    $    126,971

Diluted average shares
outstanding:
Average shares outstanding           304,235,112     220,340,150     304,172,631     209,246,286
Dilutive effect of stock options       1,156,965       1,130,657       1,265,300       1,129,880
                                    ------------    ------------    ------------    ------------
                                     305,392,077     221,470,807     305,437,931     210,376,166

Diluted net earnings per share      $       0.24    $       0.48    $       0.50    $       0.60

At June 30, 2005, options to purchase 621,000 (826,000 at June 30, 2004) common shares were not included in the computation of diluted earnings per share as their inclusion would be anti-dilutive.

NOTE 11 -- CONTINGENCIES AND COMMITMENTS

The Company is a defendant in an action brought by the U.S. Environmental Protection Agency (EPA) in connection with a Superfund Site in Pelham, Georgia. The Company has had settlement discussions with the EPA in which the Company offered $1.6 million to settle the matter. The offer was not accepted by the EPA. Based on these discussions, the Company believes that the EPA has a settlement range of $8.0 to $10.0 million. The Company does not accept this liability and has been considering legal alternatives including pursuing other contributing parties' insurance carriers. On March 16, 2005, the EPA filed a motion for summary judgment against the Company. In its motion, the EPA asked the court to rule that the Company is jointly and severally liable for all cleanup costs incurred by the EPA in responding to the cleanup of the Pelham site. On June 10, 2005, the EPA filed a motion for summary judgment against the Company in which the EPA asked the court to rule that the Company's statute of limitations defense is not valid and that the EPA filed its suit on a timely basis. The Company has opposed the EPA's motions. At this time, the Company has accrued $1.6 million, but the Company's ultimate liability is not estimable.

NOTE 12 -- SEGMENT INFORMATION

The Company is organized into two primary business segments: (a) Mills and (b) Downstream. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily: cash; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes: corporate headquarters staff, including executive management; human resources; finance and accounting; procurement and environmental; and management information systems. Included in these respective areas are payroll costs, travel and entertainment, professional fees and other costs that may not be directly attributable to either specific segment.

Operational results and other financial data for the two business segments for the three and six month periods ended June 30 are presented below ($000s):

                                         THREE MONTHS ENDED               SIX MONTHS ENDED
                                   -----------------------------   -----------------------------
                                   JUNE 30, 2005   JUNE 30, 2004   JUNE 30, 2005   JUNE 30, 2004
                                   -------------   -------------   -------------   -------------
Revenue from external customers:
Steel mills                          $ 742,999       $ 597,788       $1,555,886      $1,131,267
Downstream products                    218,077         135,986          407,727         221,460
                                     ---------       ---------       ----------      ----------
Total                                $ 961,076       $ 733,774       $1,963,613      $1,352,727
                                     =========       =========       ==========      ==========

Inter-company sales:
Steel mills                          $ 243,805       $ 143,240       $  440,255      $  272,294
Downstream products                         --              --               --              --
Corp/eliminations/other               (243,805)       (143,240)        (440,255)       (272,294)
                                     ---------       ---------       ----------      ----------
Total                                $      --       $      --       $       --      $       --
                                     =========       =========       ==========      ==========

Total sales:
Steel mills                          $ 986,804       $ 741,028       $1,996,141      $1,403,561
Downstream products                    218,077         135,986          407,727         221,460
Corp/eliminations/other               (243,805)       (143,240)        (440,255)       (272,294)
                                     ---------       ---------       ----------      ----------
Total                                $ 961,076       $ 733,774       $1,963,613      $1,352,727
                                     =========       =========       ==========      ==========

Operating income:
Steel mills                          $  95,133       $ 138,067       $  193,120      $  181,351
Downstream products                     14,024          10,941           21,464          14,276
Corp/eliminations/other                 (6,340)        (12,764)         (17,235)        (20,680)
                                     ---------       ---------       ----------      ----------
Total                                $ 102,817       $ 136,244       $  197,349      $  174,947
                                     =========       =========       ==========      ==========

                          AS OF JUNE 30, 2005   AS OF DECEMBER 31, 2004
                          -------------------   -----------------------
Segment assets:
Steel mills                    $1,801,319              $1,848,390
Downstream products               312,466                 265,833
Corp/eliminations/other           487,952                 467,800
                               ----------              ----------
Total                          $2,601,737              $2,582,023
                               ==========              ==========

NOTE 13 -- DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Results reported under Canadian GAAP may differ from results reported under U.S. GAAP. The most significant differences between United States and Canadian GAAP, in terms of impact on the Company's consolidated financial statements, relate to the accounting for joint ventures, pensions and the reporting of comprehensive income.

The following tables reconcile the consolidated statements of earnings as reported under U.S. GAAP with those that would have been reported under Canadian
GAAP:

                THREE MONTHS ENDED JUNE 30,                     2005      2004
                ---------------------------                   -------   --------
NET INCOME -- US GAAP .....................................   $74,325   $105,466
Adjustment to purchase price allocation relating to
   differences under Canadian GAAP (a) ....................       707        678
Maintenance shutdown accrual (d) ..........................     1,640      3,377
                                                              -------   --------
NET INCOME -- CANADIAN GAAP ...............................   $76,672   $109,521
                                                              =======   ========
Net earnings per share -- Canadian GAAP
   Basic ..................................................   $  0.25   $   0.50
                                                              =======   ========
Diluted ...................................................   $  0.25   $   0.49
                                                              =======   ========

                 SIX MONTHS ENDED JUNE 30,                     2005       2004
                 -------------------------                   --------   --------
NET INCOME -- US GAAP ....................................   $152,897   $126,971
Adjustment to purchase price allocation relating to
   differences under Canadian GAAP (a) ...................      1,185      1,356
Maintenance shutdown accrual (d) .........................      1,640      3,377
                                                             --------   --------
NET INCOME -- CANADIAN GAAP ..............................   $155,722   $131,704
                                                             ========   ========
Net earnings per share -- Canadian GAAP
   Basic .................................................   $   0.51   $   0.63
                                                             ========   ========
Diluted ..................................................   $   0.51   $   0.63
                                                             ========   ========

(a) Adjustment to Purchase Price Allocation relating to differences under Canadian GAAP

     Under Canadian GAAP, joint ventures are accounted for using the proportionate consolidation method, while under U.S. GAAP, joint ventures are accounted for under the equity method. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders' equity. See note 5 for summarized financial information in respect of the Company's joint ventures.

     Because of the different treatment of joint ventures between Canadian GAAP and U.S. GAAP as well as a difference in the treatment for accounting for convertible debentures at the time of purchase, a permanent difference resulted from the allocation of the purchase price. Under purchase accounting, the excess of the value of the assets over the purchase price (negative goodwill) is allocated to the long term assets acquired. Under Canadian GAAP, because the joint venture assets are proportionately accounted for and therefore there is no investment in subsidiary long term asset, the negative goodwill is allocated only against property, plant and equipment. Under U.S. GAAP, the negative goodwill is allocated to property, plant and equipment and investment in subsidiary. As a result, there is a difference in depreciation expense. Also, due to the difference in accounting for convertible debentures at the time of purchase, there is a difference in interest expense.

(b) Comprehensive Income

     United States accounting standards for reporting comprehensive income are set forth in SFAS No. 130. Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources. Components of comprehensive income include items such as net earnings (loss), changes in the fair value of investments not held for trading, minimum pension liability adjustments, derivative instruments and certain foreign currency translation gains and losses. Under Canadian GAAP, there is no comprehensive income.

(c) Accumulated unfunded pension liability

     Under U.S. GAAP, the Company recognizes an additional minimum pension liability charged to other comprehensive income in shareholders' equity to the extent that the unfunded accumulated benefit obligation ("ABO") exceeds the fair value of the plan assets and this amount is not covered by the pension liability already recognized in the balance sheet. The calculation of the ABO is based on the actuarial present value of the vested benefits to which the employee is currently entitled, based on the employee's expected date of separation or retirement. Canadian GAAP does not require the recognition of an additional minimum liability.

(d) Maintenance shutdown accrual

     Under U.S. GAAP, the Company accrues for scheduled annual maintenance shutdowns. Canadian GAAP does not allow this accounting practice.

The following table indicates the cumulative effect of the above adjustments on balance sheet accounts, displaying results under Canadian GAAP and U.S. GAAP:

                                                     CANADIAN GAAP           UNITED STATES GAAP
                                               ------------------------   ------------------------
                                                JUNE 30,   DECEMBER 31,    JUNE 30,   DECEMBER 31,
                                                  2005         2004          2005         2004
                                               ---------   ------------   ---------   ------------
                                                   $             $            $             $
ASSETS
Current asset                                  1,462,257     1,456,683    1,355,356     1,339,693
Property, plant & equipment                    1,047,742     1,036,840      931,166       919,862
Goodwill                                         122,716       122,716      122,716       122,716
Other assets                                      16,994        18,662      192,499       199,752

LIABILITIES
Current liabilities (excluding indebtedness)     442,416       502,191      425,357       479,005
Current portion of long-term debt                  1,345         4,713        1,276         4,644
Long-term debt                                   434,380       434,532      432,683       432,823
Other long-term liabilities                      232,157       250,781      246,822       262,009
Deferred income taxes                             57,467        55,682       38,719        38,778

SHAREHOLDERS' EQUITY
Invested capital                               1,009,658     1,008,511    1,009,658     1,008,511
Retained earnings                                419,733       318,770      409,990       311,853
Cumulative translation adjustment                 52,552        59,721           --            --
Other comprehensive income (b)                        --            --       37,232        44,400

Changes in shareholders' equity under Canadian GAAP were as follows:

                                                          SIX MONTHS ENDED
                                                   -----------------------------
                                                   JUNE 30, 2005   JUNE 30, 2004
                                                   -------------   -------------
                                                         $               $
Shareholders' equity at beginning of year ......     1,387,002        548,156
Net earnings ...................................       155,722        131,704
Employee stock options .........................         1,147            365
Stock issuance .................................            --         97,771
Dividends ......................................       (54,760)            --
Foreign currency translation adjustment ........        (7,168)        (3,270)
                                                     ---------        -------
Shareholders' equity at end of period ..........     1,481,943        774,726
                                                     =========        =======

The difference in consolidated shareholders' equity may be reconciled as follows:

                                                                    SIX MONTHS ENDED
                                                             -----------------------------
                                                             JUNE 30, 2005   JUNE 30, 2004
                                                             -------------   -------------
                                                                   $               $
Shareholders' equity based on U.S. GAAP ..................     1,456,880        755,444
Adjust purchase price ....................................         5,595          4,406
Maintenance shutdown accrual (d) .........................         4,147          3,377
Accumulated unfunded pension (c) .........................        15,321         11,499
                                                               ---------        -------
Cumulative increase in net earnings under Canadian GAAP...        25,063         19,282
                                                               ---------        -------
Shareholders' equity based on Canadian GAAP ..............     1,481,943        774,726
                                                               =========        =======

There are no significant differences with respect to the consolidated statement of cash flows between U.S. GAAP and Canadian GAAP.

NOTE 14 -- FINANCIAL INFORMATION RELATED TO SUBSIDIARY GUARANTORS

Consolidating financial information related to the Company and its Subsidiary Guarantors and non-Guarantors as of June 30, 2005 and December 31, 2004 and for the three and six months ended June 30, 2005 and June 30, 2004 is disclosed to comply with the reporting requirements of the Company's Subsidiary Guarantors. The Subsidiary Guarantors are wholly-owned subsidiaries of the Company which have fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. The non-Guarantors are subsidiaries of the Company, and non wholly-owned subsidiaries like AmeriSteel Bright Bar, which have not fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. Consolidating financial information follows:

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
JUNE 30, 2005
(US$ IN THOUSANDS)

                                                              GERDAU
                                                            AMERISTEEL                   NON-
                    ASSETS                        GUSAP    CORPORATION   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                    ------                      --------   -----------   ----------   ----------   ------------   ------------
CURRENT ASSETS
Cash and cash equivalents                       $     --    $    5,782   $   94,648    $     699    $        --    $  101,129
Restricted cash and cash equivalents                  --            --          465           --             --           465
Short-term investments                                --            --       53,000           --             --        53,000
Accounts receivable, net                              --        55,973      330,825        2,224             --       389,022
Inventories                                           --       110,275      673,211        3,276             --       786,762
Deferred tax assets                                   --            --        8,754           --             --         8,754
Other current assets                                  --         3,242       12,884           98             --        16,224
                                                --------    ----------   ----------    ---------    -----------    ----------
TOTAL CURRENT ASSETS                                  --       175,272    1,173,787        6,297             --     1,355,356
INVESTMENT IN SUBSIDIARIES                       445,946     1,142,901      402,900        8,800     (1,828,188)      172,359
PROPERTY, PLANT AND EQUIPMENT                         --       190,561      737,499        3,106             --       931,166
GOODWILL                                              --            --      118,029        4,687             --       122,716
DEFERRED FINANCING COSTS                           8,826            92        3,371           31             --        12,320
DEFERRED TAX ASSETS                                   --        19,248      (11,893)          --             --         7,355
OTHER ASSETS                                          --            --          465           --             --           465
                                                --------    ----------   ----------    ---------    -----------    ----------
TOTAL ASSETS                                    $454,772    $1,528,074   $2,424,158    $  22,921    $(1,828,188)   $2,601,737

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                $     --    $   48,531   $  236,768    $     598    $        --    $  285,897
Intercompany                                         683         7,169      (19,820)    (123,428)       135,396            --
Accrued salaries, wages and employee benefits         --         6,407       58,880            1             --        65,288
Accrued Interest                                  19,259         1,153          282           --             --        20,694
Other current liabilities                            (45)       14,864       37,711          948             --        53,478
Current portion of long-term borrowings               --           107          722          447             --         1,276
                                                --------    ----------   ----------    ---------    -----------    ----------
TOTAL CURRENT LIABILITIES                         19,897        78,231      314,543     (121,434)       135,396       426,633
LONG-TERM BORROWINGS                             398,372           360       31,871        2,080             --       432,683
CONVERTIBLE DEBENTURE                                 --        88,423           --           --             --        88,423
RELATED PARTY BORROWINGS                           4,385        83,202       45,676        2,133       (135,396)           --
ACCRUED BENEFIT OBLIGATION                            --        56,371       44,828           --             --       101,199
OTHER LIABILITIES                                     --         1,894       55,306           --             --        57,200
DEFERRED TAX LIABILITIES                              --            --       37,850          869             --        38,719
                                                --------    ----------   ----------    ---------    -----------    ----------
TOTAL LIABILITIES                                422,654       308,481      530,074     (116,352)            --     1,144,857

SHAREHOLDERS' EQUITY
Capital Stock                                     61,109     1,242,677    1,592,936       33,628     (1,920,692)    1,009,658
Retained earnings                                (19,360)       17,219      305,430      130,870        (24,169)      409,990
Accumulated other comprehensive income            (9,631)      (40,303)      (4,282)     (25,225)       116,673        37,232
                                                --------    ----------   ----------    ---------    -----------    ----------
TOTAL SHAREHOLDERS' EQUITY                        32,118     1,219,593    1,894,084      139,273     (1,828,188)    1,456,880
                                                --------    ----------   ----------    ---------    -----------    ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $454,772    $1,528,074   $2,424,158    $  22,921    $(1,828,188)   $2,601,737

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2004
(US$ IN THOUSANDS)

                                                              GERDAU
                                                            AMERISTEEL                   NON-
                                                  GUSAP    CORPORATION   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                                --------   -----------   ----------   ----------   ------------   ------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                       $     --   $   51,212    $   36,020   $     900    $        --     $   88,132
Restricted cash and cash equivalents                  --           --           465          --             --            465
Accounts receivable, net                              --       65,972       292,766       1,641             --        360,379
Inventories                                           --      128,942       721,036       3,177             --        853,155
Deferred tax assets                                   --           --         8,754          --             --          8,754
Other current assets                                  --        2,453        26,286          69             --         28,808
                                                --------   ----------    ----------   ---------    -----------     ----------
TOTAL CURRENT ASSETS                                  --      248,579     1,085,327       5,787             --      1,339,693
INVESTMENT IN SUBSIDIARIES                       445,946      768,071       230,954       8,786     (1,275,962)       177,795
PROPERTY, PLANT AND EQUIPMENT                         --      192,887       723,805       3,170             --        919,862
GOODWILL                                              --           --       118,029       4,687             --        122,716
DEFERRED FINANCING COSTS                           9,557          109         3,916          34             --         13,616
DEFERRED TAX ASSETS                                   --       21,570       (13,336)         --             --          8,234
OTHER ASSETS                                          --          (21)          128          --             --            107
                                                --------   ----------    ----------   ---------    -----------     ----------
TOTAL ASSETS                                    $455,503   $1,231,195    $2,148,823   $  22,464    $(1,275,962)    $2,582,023

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable                                $     --   $   75,200    $  219,513   $     288    $        --     $  295,001
Intercompany                                       5,076     (315,055)      433,695    (123,716)            --             --
Accrued salaries, wages and employee benefits         --        6,465        49,961           2             --         56,428
Accrued Interest                                  19,259        1,177           635          --             --         21,071
Other current liabilities                           (447)       9,687        44,582         893             --         54,715
Acquisition liability                                 --           --        51,790          --             --         51,790
Current portion of long-term borrowings               --          104         4,092         448             --          4,644
                                                --------   ----------    ----------   ---------    -----------     ----------
TOTAL CURRENT LIABILITIES                         23,888     (222,422)      804,268    (122,085)            --        483,649
LONG-TERM BORROWINGS                             397,986        1,518        31,032       2,287             --        432,823
CONVERTIBLE DEBENTURE                                 --       86,510            --          --             --         86,510
RELATED PARTY BORROWINGS                              --       11,702       (11,702)         --             --             --
ACCRUED BENEFIT OBLIGATION                            --       59,393        47,781          --             --        107,174
OTHER LIABILITIES                                     --        1,062        67,263          --             --         68,325
DEFERRED TAX LIABILITIES                              --           --        37,850         928             --         38,778
                                                --------   ----------    ----------   ---------    -----------     ----------
TOTAL LIABILITIES                                421,874      (62,237)      976,492    (118,870)            --      1,217,259

SHAREHOLDERS' EQUITY
Capital Stock                                     61,109    1,264,920     1,020,001      30,471     (1,367,990)     1,008,511
Retained earnings (accumulated deficit)          (17,849)      54,899       154,982     116,325          3,496        311,853
   Accumulated other comprehensive income         (9,631)     (26,387)       (2,652)     (5,462)        88,532         44,400
                                                --------   ----------    ----------   ---------    -----------     ----------
TOTAL SHAREHOLDERS' EQUITY                        33,629    1,293,432     1,172,331     141,334     (1,275,962)     1,364,764
                                                --------   ----------    ----------   ---------    -----------     ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $455,503   $1,231,195    $2,148,823   $  22,464    $(1,275,962)    $2,582,023

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2005
(US$ IN THOUSANDS)

                                                                     GERDAU
                                                                   AMERISTEEL                   NON-
                                                         GUSAP    CORPORATION   GUARANTORS   GUARANTORS   CONSOLIDATED
                                                        -------   -----------   ----------   ----------   ------------
OPERATING ACTIVITIES
Net income                                              $(1,511)   $   4,735    $ 149,069      $ 604       $ 152,897
Adjustment to reconcile net income to net cash
   (used in) provided by operating activities:
   Depreciation                                              --       10,592       40,005         96          50,693
   Amortization                                             760           15          545          3           1,293
   Deferred income taxes                                     --       (1,916)       1,171         --            (745)
   Income from Joint Ventures                                --           --      (55,084)        --         (55,084)
   Distributions from Joint Ventures                         --           --       60,403         --          60,403
Changes in operating assets and liabilities,
   net of acquisitions:
   Accounts receivable                                       --        8,819      (38,429)      (609)        (30,219)
   Inventories                                               --       16,251       46,466        (98)         62,619
   Other assets                                              --         (870)      10,344         (3)          9,471
   Liabilities                                              394      365,959     (380,587)       200         (14,034)
                                                        -------    ---------    ---------      -----       ---------

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES        (387)     403,585     (166,097)       193         237,294
INVESTING ACTIVITIES
   Investments                                               --     (385,366)     385,518       (152)             --
   Additions to property, plant and equipment                --      (10,681)     (54,186)       (33)        (64,900)
   Acquisitions                                              --           --      (49,654)        --         (49,654)
   Purchase of short-term investments                        --           --      (53,000)        --         (53,000)
                                                        -------    ---------    ---------      -----       ---------
NET CASH USED IN INVESTING ACTIVITIES                        --     (396,047)     228,678       (185)       (167,554)
FINANCING ACTIVITIES
   Payments on term loans                                   387          (47)      (3,953)      (209)         (3,822)
   Proceeds from issuance of employee stock purchases        --        1,147           --         --           1,147
   Cash dividends                                            --      (54,760)          --         --         (54,760)
                                                        -------    ---------    ---------      -----       ---------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES         387      (53,660)      (3,953)      (209)        (57,435)
   Effect of exchange rate changes                           --          692           --         --             692
                                                        -------    ---------    ---------      -----       ---------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS             --      (45,430)      58,628       (201)         12,997
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD             --       51,212       36,020        900          88,132
                                                        -------    ---------    ---------      -----       ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD              $    --    $   5,782    $  94,648      $ 699       $ 101,129
                                                        =======    =========    =========      =====       =========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2004
(US$ IN THOUSANDS)

                                                                   GERDAU
                                                                 AMERISTEEL                   NON-
                                                       GUSAP    CORPORATION   GUARANTORS   GUARANTORS   CONSOLIDATED
                                                      -------   -----------   ----------   ----------   ------------
OPERATING ACTIVITIES
Net income                                            $   642    $ 17,948      $106,967      $1,414      $ 126,971
Adjustment to reconcile net income to net cash
   (used in) provided by operating activities:
   Depreciation                                            --       8,477        29,308         102         37,887
   Amortization                                           729          --           516           3          1,248
   Deferred income taxes                                   --       8,974        29,013          45         38,032
   Income from Joint Ventures                              --          --       (45,965)         --        (45,965)
   Distributions from Joint Ventures                       --          --        15,799          --         15,799
Changes in operating assets and liabilities, net of
   acquisitions:
   Accounts receivable                                     --     (35,072)      (66,331)       (933)      (102,336)
   Inventories                                             --     (16,373)      (57,997)       (956)       (75,326)
   Other assets                                            --        (350)        1,394          (2)         1,042
   Liabilities                                         (1,719)    (24,552)       79,719         541         53,989
                                                      -------    --------      --------      ------      ---------

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES      (348)    (40,948)       92,693         214         51,611
INVESTING ACTIVITIES
   Investments                                             --      18,739       (18,739)         --             --
   Additions to property, plant and equipment              --      (4,960)      (21,469)         --        (26,429)
   Acquisitions                                            --          --       (11,127)         --        (11,127)
                                                      -------    --------      --------      ------      ---------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES        --      13,779       (51,335)         --        (37,556)
FINANCING ACTIVITIES
   Proceeds from issuance of new debt                      --          --        25,000          --         25,000
   Payments on term loans                                  --     (69,517)      (60,693)       (210)      (130,420)
   Senior Secured Credit Facility borrowings              348          --            --          --            348
   Senior Secured Credit Facility payments                 --          --            --          --             --
   Proceeds from issuance of employee stock options        --          --           365          --            365
   Proceeds from issuance of common stock                  --      98,102          (213)         --         97,889
                                                      -------    --------      --------      ------      ---------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES       348      28,585       (35,541)       (210)        (6,818)
   Effect of exchange rate changes                         --        (100)          (99)       (102)          (301)
                                                      -------    --------      --------      ------      ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS           --       1,316         5,718         (98)         6,936
                                                      -------    --------      --------      ------      ---------
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD           --       3,033         5,813       1,104          9,950
                                                      -------    --------      --------      ------      ---------

CASH AND CASH EQUIVALENTS AT END OF PERIOD            $    --    $  4,349      $ 11,531      $1,006      $  16,886
                                                      =======    ========      ========      ======      =========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
THREE MONTHS ENDED JUNE 30, 2005
(US$ IN THOUSANDS)

                                                            GERDAU
                                                          AMERISTEEL                   NON-
                                                GUSAP    CORPORATION   GUARANTORS   GUARANTORS   CONSOLIDATED
                                              --------   -----------   ----------   ----------   ------------
NET SALES                                     $     --     $140,118     $814,597      $6,361       $961,076

OPERATING EXPENSES
   Cost of sales                                    --      123,376      677,272       5,312        805,960
   Selling and administrative                       --        4,445       20,359         302         25,106
   Depreciation                                     --        5,074       20,051          46         25,171
   Other operating (income) expense                 --          (12)       2,034          --          2,022
                                              --------     --------     --------      ------       --------
                                                    --      132,883      719,716       5,660        858,259
INCOME FROM OPERATIONS                              --        7,235       94,881         701        102,817
EARNINGS FROM JOINT VENTURES                        --           --       23,406          --         23,406
                                              --------     --------     --------      ------       --------

INCOME BEFORE OTHER EXPENSES & INCOME TAXES         --        7,235      118,287         701        126,223

OTHER EXPENSES
   Interest expense                             10,698        2,827        2,356          34         15,915
   Foreign exchange gain                            (5)        (747)        (413)         --         (1,165)
   Amortization of deferred financing costs        365            7          272           2            646
                                              --------     --------     --------      ------       --------
                                                11,058        2,087        2,215          36         15,396
(LOSS) INCOME BEFORE INCOME TAXES & STOCK
   DIVIDENDS                                   (11,058)       5,148      116,072         665        110,827

INCOME TAX EXPENSE                                 202        1,974       34,044         282         36,502
                                              --------     --------     --------      ------       --------
(LOSS) INCOME BEFORE DIVIDEND INCOME           (11,260)       3,174       82,028         383         74,325

DIVIDEND INCOME                                     --         (411)         411          --             --
                                              --------     --------     --------      ------       --------
NET (LOSS) INCOME                             $(11,260)    $  3,585     $ 81,617      $  383       $ 74,325
                                              ========     ========     ========      ======       ========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
THREE MONTHS ENDED JUNE 30, 2004
(US$ IN THOUSANDS)

                                                            GERDAU
                                                          AMERISTEEL                   NON-
                                                GUSAP    CORPORATION   GUARANTORS   GUARANTORS   CONSOLIDATED
                                              --------   -----------   ----------   ----------   ------------
NET SALES                                     $     --    $150,516      $577,722      $5,536       $733,774

OPERATING EXPENSES
   Cost of sales                                    --     116,688       435,126       4,474        556,288
   Selling and administrative                       --       2,719        19,817         243         22,779
   Depreciation                                     --       4,180        14,742          51         18,973
   Other operating income                           --          (2)         (508)         --           (510)
                                              --------    ---------     --------      ------       --------
                                                    --     123,585       469,177       4,768        597,530

INCOME FROM OPERATIONS                              --      26,931       108,545         768        136,244

EARNINGS FROM JOINT VENTURES                        --          --        36,184          --         36,184
                                              --------    ---------     --------      ------       --------
INCOME BEFORE OTHER EXPENSES & INCOME TAXES         --      26,931       144,729         768        172,428

OTHER EXPENSES
   Interest, net                                10,679       2,643        (3,325)         42         10,039
   Foreign exchange (gain) loss                     (8)        419            --           7            418
   Amortization of deferred financing costs        365          --           259           2            626
                                              --------    ---------     --------      ------       --------
                                                11,036       3,062        (3,066)         51         11,083

(LOSS) INCOME BEFORE INCOME TAXES & STOCK
   DIVIDENDS                                   (11,036)     23,869       147,795         717        161,345

INCOME TAX EXPENSE (BENEFIT)                       201       7,772        48,321        (415)        55,879
                                              --------    ---------     --------      ------       --------
(LOSS) INCOME BEFORE DIVIDEND INCOME           (11,237)     16,097        99,474       1,132        105,466

STOCK DIVIDENDS                                     --        (449)          449          --             --
                                              --------    ---------     --------      ------       --------
NET (LOSS) INCOME                             $(11,237)   $ 15,648      $ 99,923      $1,132       $105,466
                                              ========    =========     ========      ======       ========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
SIX MONTHS ENDED JUNE 30, 2005
(US$ IN THOUSANDS)

                                                            GERDAU
                                                          AMERISTEEL                   NON-
                                                GUSAP    CORPORATION   GUARANTORS   GUARANTORS   CONSOLIDATED
                                              --------   -----------   ----------   ----------   ------------
NET SALES                                     $     --    $285,606     $1,664,898     $13,109     $1,963,613

OPERATING EXPENSES
   Cost of sales                                    --     256,601      1,395,210      11,162      1,662,973
   Selling and administrative                       --       8,036         42,511         637         51,184
   Depreciation                                     --      10,592         40,005          96         50,693
   Other operating income                           --        (290)         1,704          --          1,414
                                              --------    --------     ----------     -------     ----------
                                                    --     274,939      1,479,430      11,895      1,766,264
INCOME FROM OPERATIONS                              --      10,667        185,468       1,214        197,349

EARNINGS FROM JOINT VENTURES                        --          --         55,084          --         55,084
                                              --------    --------     ----------     -------     ----------
INCOME BEFORE OTHER EXPENSES & INCOME TAXES         --      10,667        240,552       1,214        252,433

OTHER EXPENSES
   Interest expense                             21,396       5,378            532          65         27,371
   Foreign exchange (gain) loss                     (7)     (1,017)        (1,229)          3         (2,250)
   Amortization of deferred financing costs        730          15            545           3          1,293
                                              --------    --------     ----------     -------     ----------
                                                22,119       4,376           (152)         71         26,414
(LOSS) INCOME BEFORE INCOME TAXES & STOCK
   DIVIDENDS                                   (22,119)      6,291        240,704       1,143        226,019

INCOME TAX EXPENSE (BENEFIT)                       401       1,967         70,215         539         73,122
                                              --------    --------     ----------     -------     ----------
(LOSS) INCOME BEFORE DIVIDEND INCOME           (22,520)      4,324        170,489         604        152,897

DIVIDEND INCOME                                (21,009)       (411)        21,420          --             --
                                              --------    --------     ----------     -------     ----------
NET INCOME                                    $ (1,511)   $  4,735     $  149,069     $   604     $  152,897
                                              ========    ========     ==========     =======     ==========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
SIX MONTHS ENDED JUNE 30, 2004
(US$ IN THOUSANDS)

                                                            GERDAU
                                                          AMERISTEEL                   NON-
                                                GUSAP    CORPORATION   GUARANTORS   GUARANTORS   CONSOLIDATED
                                              --------   -----------   ----------   ----------   ------------
NET SALES                                     $     --    $284,012     $1,058,386    $10,329      $1,352,727

OPERATING EXPENSES
   Cost of sales                                    --     234,120        854,895      8,530       1,097,545
   Selling and administrative                       --       5,152         38,192        475          43,819
   Depreciation                                     --       8,477         29,308        102          37,887
   Other operating income                           --          (5)        (1,466)        --          (1,471)
                                              --------    --------     ----------    -------      ----------
                                                    --     247,744        920,929      9,107       1,177,780
INCOME FROM OPERATIONS                              --      36,268        137,457      1,222         174,947

EARNINGS FROM JOINT VENTURES                        --          --         45,695         --          45,695
                                              --------    --------     ----------    -------      ----------
INCOME BEFORE OTHER EXPENSES & INCOME TAXES         --      36,268        183,152      1,222         220,642

OTHER EXPENSES
   Interest, net                                21,358       6,159            471         71          28,059
   Foreign exchange (gain) loss                    (13)        716             --        (28)            675
   Amortization of deferred financing costs        729          --            516          3           1,248
                                              --------    --------     ----------    -------      ----------
                                                22,074       6,875            987         46          29,982
(LOSS) INCOME BEFORE INCOME TAXES & STOCK
   DIVIDENDS                                   (22,074)     29,393        182,165      1,176         190,660

INCOME TAX EXPENSE (BENEFIT)                       394       9,197         54,336       (238)         63,689
                                              --------    --------     ----------    -------      ----------
(LOSS) INCOME BEFORE DIVIDEND INCOME           (22,468)     20,196        127,829      1,414         126,971

DIVIDEND INCOME                                 23,110      (2,248)       (20,862)        --              --
                                              --------    --------     ----------    -------      ----------
NET INCOME                                    $    642    $ 17,948     $  106,967    $ 1,414      $  126,971
                                              ========    ========     ==========    =======      ==========

Corporate Information

LISTING OF SECURITIES

Common Shares:
New York Stock Exchange - (GNA)
Toronto Stock Exchange - (GNA.TO)
Convertible Debentures:
Toronto Stock Exchange - (GNADB.TO)

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company
Mellon Investor Services LLC
Toronto: (416) 643.5500
U.S. and Outside Toronto.: (800) 387.0825

FINANCIAL CALENDAR

Fiscal year end: December 31

INVESTOR INFORMATION

Shareholders or other interested parties seeking assistance or information about the Company are invited to contact Tom Landa, Vice President and Chief Financial Officer at the Executive Offices or via email: IR@gerdauameristeel.com

Web site: www.gerdauameristeel.com

Gerdau Ameristeel Corporation
Executive Office
4221 W. Boy Scout Blvd., Suite 600
Tampa, FL 33607
Phone: (813) 286.8383
www.gerdauameristeel.com

Gerdau AmeriSteel - Investor Relations
Phone: (813) 207.2300
Fax: (913) 207-2328
ir@gerdauameristeel.com

Gerdau
Av. Farrapos, 1811 - 90220-005
Porto Alegre - RS - Brasil
Phone: +55 (51) 3323.2000
www.gerdau.com.br

Gerdau - Investor Relations
Phone: +55 (51) 3323.2703
Fax: +55 (51) 3323.2281
inform@gerdau.com.br

(GERDAU AMERISTEEL LOGO)

www.gerdauameristeel.com